UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Quantic Holdings, Inc. ("**Quantic**", the "**Issuer**", or the "**Company**")

Legal status of issuer

Form

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

October 21, 2021

Physical address of issuer

251 Little Falls Drive, Wilmington, Delaware, 19808

Website of issuer

https://quantic.edu

Address of counsel to the issuer for copies of notices

BEVILACQUA PLLC

722908.16

1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted

OpenDeal Portal LLC dba Republic ("**Republic**" or, the "**Intermediary**")

CIK number of intermediary

0001751525

SEC file number of intermediary

007-00167

CRD number, if applicable, of intermediary

000283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

BitGo Trust Company, Inc.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The Company will pay to Republic a non-refundable onboarding fee of $7,500.00 and all payment processing fees. Additionally, the Company will pay a cash fee equal to the greater of $15,000 or a percentage of the amount raised (5% up to $500k; 4% from $500k-$1M; 3.5% over $1M), plus a securities interest of 1% of the securities issued.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary shall receive a "**Republic Commission**" consisting of "**Securities Proceeds**" equal to one percent (1%) of the amount raised in the offering, and "**Cash Proceeds**" determined according to the schedule detailed in the section titled "Commission and Fees".

Type of security offered

SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered

100,000

722908.16

Price (or method for determining price)

$1.00

Target offering amount

$100,000

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum offering amount (if different from target offering amount)

$1,500,000

Deadline to reach the target-offering amount

March 6, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this offering and their funds will be counted toward us achieving the target amount.

Current number of employees

46 as of January 20, 2026

Summary financial information is provided below for calendar 2024 (most recent fiscal year end) and 2023 (prior fiscal year end).

722908.16

	2024	**2023**
Total Assets	$32,597,198	$35,144,220
Cash & Cash Equivalents	$2,266,229	$4,877,482
Accounts Receivable (1)	$9,558,813	$9,850,359
Short-term Debt	$0	$0
Long-term Debt	$1,645,319	$0
Revenues/Sales (2)	$22,603,845	$22,922,654
Cost of Goods Sold (3)	$4,280,018	$4,382,031
Taxes Paid	$0	$0
Net Income/Loss	($4,487,418)	($2,112,656)

(1) This corresponds to "Tuition Receivable" in the Financials. See Exhibit A: Audited Financial Statements.
(2) See comment above for "Tuition Receivable."
(3) This figure excludes cost of technology.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

722908.16

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON REPUBLIC CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

Quantic Holdings, Inc.



Offering of a
Minimum of $100,000 of SAFEs (Simple Agreement for Future Equity)
up to a
Maximum of $1,500,000 of SAFEs (Simple Agreement for Future Equity)

Address for Notices and Inquiries:
Quantic Holdings, Inc.
Tom Adams
Chief Executive Officer
251 Little Falls Drive, Wilmington, DE 19808
205.201.0653
tom@quantic.edu

With a Copy of Notices to:
Bevilacqua PLLC
Louis A. Bevilacqua, Esq.
1050 Connecticut Ave., NW
Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY

722908.16

SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE.

PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The date of this offering statement is February 11, 2026.

TABLE OF CONTENTS

	PAGE NUMBER
TABLE OF CONTENTS	8
ABOUT THIS FORM C	10
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS	10
THE OFFERING AND THE SECURITIES	11
The Offering	11
The Securities	14
RISK FACTORS	19
BUSINESS	32
Overview	32
Corporate History and Structure	32
Industry Competition and Market Opportunity	33
Products and Services	33
Technology Platform	34
Sales and Marketing	35
Competitive Strengths	35
Growth Strategies	36
Sourcing and Suppliers	36
Seasonality	37
Intellectual Property	37
Management and Governance	41
Government Regulation and Accreditation	42
Legal Proceedings	42
Available Information; Website	42
Property	42
Risk Considerations Related to the Business	42
Recent Developments	43
USE OF PROCEEDS	43
DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS	43
CAPITALIZATION, DEBT AND OWNERSHIP	48
Capitalization	48
Outstanding Debt	66
Ownership	68
FINANCIAL CONDITION OF THE ISSUER	68
Operations	68
Cash and Cash Equivalents	69

Liquidity and Capital Resources 69

Capital Expenditures and Other Obligations 69

Material Changes and Other Information 69

Valuation 69

Trends and Uncertainties 69

Previous Offerings of Securities 70

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 71

TAX MATTERS 72

LEGAL MATTERS 72

Bad Actor Disclosure 73

OTHER MATERIAL INFORMATION 74

ONGOING REPORTING 74

LIST OF EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Form of Security
Exhibit C   Video Transcript
Exhibit D   Omnibus Nominee Trust Agreement
Exhibit E   Custody Agreement

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,500,000 (the "**Maximum Offering Amount**") of SAFEs (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is **$2,500** and there is no Maximum Individual Purchase Amount. The Issuer reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice. We must receive commitments from Investors in an amount totaling the minimum amount by March 6, 2026, (the "**Offering Deadline**"), in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline, and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $1,500,000, which we refer to as the Maximum Offering Amount, and the additional securities will be allocated as determined by the Company.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the SAFE subscription process hosted by the Intermediary, including complying with the Intermediary's Know Your Customer (KYC) and Anti-Money Laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be indefinitely unable to redeem their Security, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**"), until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the Offering Deadline, we will provide notice to Investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the SAFE being offered has been set arbitrarily, does not necessarily represent the value of the Company, and should not be considered indicative of the actual value of the Securities. The minimum amount that a Purchaser may invest in the Offering is $2,500. The SAFE will convert into shares of our preferred stock or other equity securities of the Company in a future equity financing, and the price of such preferred stock or other equity securities will be determined at the time of that financing.

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as Exhibit B), Custody Agreement (attached as Exhibit E), and Omnibus Nominee Trust Agreement (attached as Exhibit D). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Trust Company, Inc., who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under **https://republic.com/quantic** (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the Issuer in connection therewith, Republic will send notice to each Investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and Republic will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

Early Closing. If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the early closing date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the early closing date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis. The issuer, at its discretion, reserves the right to close the offering early, even if the maximum subscription amount is not achieved. If the issuer conducts an early closing without reaching the maximum subscription amount of $1,500,000, Investors shall receive notice of such early closing as well as the new closing date, or the early closing date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the early closing date.

Intermediate Closings. In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

No Closings. If the Company fails to reach the target-offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and Republic will direct refund of each cancelled investment to the investor within five business days.

The Securities

Not Currently Equity Interests.

The Securities are being offered in the form of SAFEs, and do not grant the Investor a current equity interests in the Company, and the Investor will not be given the rights of a stockholder of the Company. An investment in this Offering provides the Investor a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $2,640,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon an Equity Financing Event

Upon an Equity Financing, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $53,680,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be deemed the "**Equity Financing Price**".

Conversion Upon a Liquidity Event

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security), a **Direct Listing** (as defined below), or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $53,680,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with at the direction of the Chief Executive Officer of the Issuer ("**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security.

Other Material Terms

The Issuer does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference. The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.


COMMISSION AND FEES


Cash Commission

At the conclusion of the Offering, the Intermediary will receive a cash commission equal to the greater of (i) $15,000 or (ii) a fee calculated under the following schedule ("**Cash Proceeds**"):

    (i)   5.0% of any amounts raised up to $500,000.00;

(ii) 4.0% of any amounts raised exceeding $500,000.01 but not exceeding $1,000,000.00;

(iii) 3.5% of any amounts raised exceeding $1,000,000.01.

Other Compensation

In addition, the Intermediary will receive a securities commission equal to 1.0% of the securities issued in the Offering (the "**Securities Proceeds**", and together with the Cash Proceeds, the "**Republic Commission**").

The Intermediary will take responsibility for payment of Custodial Fees for the first one thousand (1,000) Custodial Accounts in the first 5 calendar years commencing at the Closing Date of the Offering. The Issuer will be responsible for payment of all Custodial Fees at a rate of $5.00, per Investor, per Custodial Account, per year, in the first 5 calendar years for any Custodial Accounts beyond the first one thousand (1,000), and for all Custodial Accounts after the said 5 calendar years.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in our Simple Agreement for Future Equity (SAFE) in this offering, and in Regulation Crowdfunding offerings in general, involves a high degree of risk, and you should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, you must rely on your own examination of our business and the terms of this offering, including the merits and risks involved. The SAFEs we are offering in this offering have not been recommended or approved by any federal or state securities commission or regulatory authority, and none of these authorities have or will pass upon the accuracy or adequacy of this Offering Statement or our Form C. Additionally, we are offering SAFEs under an exemption from registration; however, the SEC has not made an independent determination that the SAFEs are exempt from registration. We have listed below, not necessarily in order of importance or probability of occurrence, what we believe to be the significant risk factors applicable to us. However, the below risks do not constitute all the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some of our statements herein, including statements concerning the following risk factors, constitute forward looking statements.

Risks Related to Our Business and Industry

We operate in a competitive and evolving higher education market, and our strategy may not succeed at scale.

Our model combines an AI-first, interactive, mobile learning experience with selective admissions at the graduate level and planned expansion into new undergraduate and leadership programs through a multi-brand strategy. While we have achieved traction in our current graduate offerings, broader expansion may not achieve expected enrollments, retention, graduation rates, employer outcomes, or unit economics. Incumbent institutions, large-scale online universities, and new entrants can respond with competitive pricing, modality changes, partnerships, or credential innovations that diminish our differentiation. If our expansion does not achieve market acceptance, our growth and financial performance could be materially and adversely affected.

We face competition from traditional public and private institutions, large online universities, and newer direct-to-consumer platforms and corporate training providers. Many competitors benefit from public subsidies, tax-advantaged funding sources, established brands, and larger budgets, allowing them to price more aggressively, spend more on marketing, offer broader program portfolios, or invest in technology at levels we cannot match. Increased competition could pressure tuition, increase student acquisition costs, reduce enrollments, and harm our financial performance.

We depend on continued demand for online higher education and employer acceptance of our degrees and certificates. Our long-term success depends on sustained learner and employer recognition of our brands, perceived quality, and graduate outcomes. If industry sentiment shifts, employers prioritize traditional degrees, or alternative credentials (including non-degree certificates, microcredentials, or employer-provided programs) gain preference, demand for our offerings may decline. Negative publicity, changes in ranking methodologies or third-party reviews, or adverse outcomes in student satisfaction could also reduce applications and conversions.

We rely on a limited number of programs for a significant portion of our revenue, and any adverse developments affecting these programs could materially impact our business. A substantial share of our tuition revenue has historically been driven by our flagship graduate programs, including our EMBA and certain master's degrees. Should these programs experience enrollment declines, reduced employer sponsorship, increased competition, new regulatory hurdles, or reputational challenges, our revenue and profitability could be materially and adversely affected.

Our growth strategy relies on the effective development and governance of AI-enabled learning and operations.

Our pedagogy emphasizes interactive, AI-supported design, and we plan to use AI to help generate courseware and enhance servicing at scale. AI systems may produce inaccurate content, exhibit bias, or generate outcomes that are difficult to audit, which requires significant human oversight. Changes to third-party AI models, licensing, or cost structures could impair our development plans. Evolving laws and regulatory scrutiny of AI in education - addressing privacy, data provenance, algorithmic accountability, transparency, academic integrity, and accessibility - could impose new compliance burdens or limit our use of AI. If our AI-supported systems fail to deliver consistent learning efficacy, fairness, data protection, and reliability, our reputation, brand, and results could be harmed.

Our rapid growth may not be indicative of future performance and places significant demands on our organization and infrastructure.

As we grow our student base and program portfolio, we must effectively scale our academic governance, student services, technology platform, compliance, finance, and internal controls. Failure to scale efficiently could result in service degradation, compliance gaps, increased costs, or operational disruptions. Our growth strategy depends on the successful expansion of degree offerings and student segments, which introduces execution, regulatory, and reputational risks. Our strategy includes expanding beyond our current graduate offerings to add new undergraduate and graduate degrees across multiple schools and brands. Launching new programs requires significant investment in curriculum development, technology and content production, faculty and academic oversight, and regulatory approvals, including accreditation scope updates. New programs may not be accepted by prospective students or employers, may experience lower-than-expected enrollment or completion, or may require changes that delay launch. Delays, higher acquisition costs, quality issues, or underperformance of new programs could reduce our revenue growth, harm our brand, and adversely affect our results.

Our enrollment patterns are seasonal and fluctuate depending on the time of the year. Quarter 1 has historically experienced the largest enrollment and revenue volume, with lower enrollments and revenue during the remainder of the year.

Our multi-brand approach introduces complexity and execution risk across admissions, brand positioning, and compliance.

We plan to operate an umbrella brand with distinct schools serving different market segments and funding sources. Misalignment in brand messaging, inconsistent quality across brands, or confusion among prospective students could impair conversion and reputation. Coordinating admissions standards, student support, and analytics across brands increases operational complexity and risk.

Our content production model depends on rapid, high-quality course development that may be difficult to maintain at scale. We plan to accelerate content creation using AI-enabled studio tools. If production quality declines, course errors proliferate, or development pipelines become bottlenecked, student experiences and outcomes may suffer. Increased rework or quality assurance needs can raise costs and slow launches.

Our reputation and brand are critical to our success and may be harmed by negative publicity about us or the broader online or for-profit education sectors.

The higher education industry, particularly the for-profit and online segments, has experienced scrutiny from policymakers, regulators, and the media. Allegations or findings of misconduct by sector participants, even if unrelated to us, may reduce confidence in online credentials generally. Any negative publicity regarding student outcomes, marketing practices, pricing, perceived program quality, or accreditation could reduce demand for our programs, increase regulatory scrutiny, or damage relationships with employers and partners.

Our business depends on our ability to attract qualified applicants, convert them into enrolled students, and support them through graduation; any decline in our student acquisition or retention metrics could adversely affect our revenue and profitability. Our model relies on referral-driven and performance marketing, employer sponsorship, and a curated admissions process. Changes in the effectiveness or costs of our acquisition channels, constraints on marketing practices, reduced referral rates, or negative shifts in student satisfaction or outcomes could impair enrollment and retention. We may need to increase marketing spend or adjust pricing to maintain enrollments, which could reduce margins.

We face reputational and operational risks if our student outcomes or satisfaction decline.

Our value proposition depends on high satisfaction, strong net promoter scores, graduation rates, and positive career outcomes. As we scale, maintaining quality and outcomes may become more challenging due to cohort diversity, instructor availability, and process complexity. Negative changes in outcomes, student reviews, or employer feedback could adversely impact demand and referral-driven growth.
Our continued expansion requires significant marketing and student acquisition efficiency, which may not be sustained. Scaling into new segments, including undergraduate markets, will likely require higher marketing spend and experimentation in channels that we have not used historically. Rising competition could increase student acquisition costs and lower conversion rates. If we cannot maintain efficient marketing or product-led growth through referrals, our margins and operating results could suffer.

We depend on the continued services of our founders and key personnel.

Our future success depends on the leadership and expertise of our founders, senior management team, and key personnel with specialized capabilities in areas like marketing, AI, academic design, regulatory strategy, and engineering. The loss of key personnel could disrupt our operations, slow execution of content production and market expansion, and impair our ability to innovate. Competition for experienced education and technology leaders is intense, and if we are unable to attract, retain, and train qualified personnel on acceptable terms, our growth, quality, and outcomes could suffer.

We rely on third-party technologies and hosting services, and any failure by those providers could negatively affect our operations.

Our platform and operations depend on sophisticated software, AI-enabled systems, third-party infrastructure, content contributors, and other service partners; outages, defects, or failures by these parties could disrupt learning, create compliance exposure, and harm our reputation. Any material disruption of our platform or student services - whether due to software defects, capacity constraints, cloud provider outages, cyberattacks, or a partner's failure to perform, financial distress, or noncompliant practices - could interrupt instruction, reduce student satisfaction, and lead to refunds, liability, or brand harm.

A data breach or failure to protect personal information could result in significant liability and reputational harm. We receive, store, and process sensitive personal data about students, applicants, and employees. Despite security measures, we may be vulnerable to cyberattacks, phishing, ransomware, or inadvertent disclosures. A breach could require notification, remediation, regulatory investigation, litigation, and could damage our brand.

Employer tuition assistance and sponsorship are important demand drivers.

Reductions in corporate education budgets could reduce enrollments. Economic downturns, workforce reductions, or changes in employer priorities may reduce sponsorship levels or tuition reimbursement benefits. If employer support declines, we may need to increase direct-to-consumer marketing or adjust pricing to maintain enrollment.

We may require additional capital to fund growth, and such capital may not be available on favorable terms.

Our growth plan requires significant investment in content production, AI capabilities, program launches, technology, marketing, student services, and regulatory compliance. If cash generated from operations is insufficient to fund this growth, we may need to raise additional equity or debt financing. Such capital may not be available, or may not be available on favorable terms, particularly in periods of market volatility. Additional equity financing would dilute existing shareholders, while debt financing could include restrictive covenants that limit our operational flexibility.

Our key operating metrics and market estimates are subject to inherent measurement challenges.
Metrics related to enrollments, retention, graduation rates, net promoter scores, and employer outcomes are calculated using internal methodologies that may evolve. If investors or analysts believe our metrics lack transparency or accuracy, our credibility and stock price could be adversely affected.

Failure to protect or enforce our intellectual property could harm our competitive position.

Our competitive position depends on proprietary content, software, learning designs, and brand assets. Third parties may infringe or challenge our rights, and our ability to prevent unauthorized use may be limited, especially internationally. We also face risk of claims alleging that our technology, content, or processes infringe the IP of others. IP disputes can be costly, time-consuming, and disruptive.

We rely on copyrights, trademarks, trade secrets, and contractual protections to safeguard our content, platform, and brand. We may be unable to prevent misappropriation or unauthorized use, particularly in jurisdictions with weaker enforcement. Defending IP can be costly and time-consuming.

We depend on technology and services licensed from Pedago Holdings, Inc., a related party, and our business could be harmed if our arrangements with Pedago are altered or terminated.

Our business relies on our ability to access, use, and enhance Pedago's technology platform and related intellectual property under license and commercial arrangements. Pedago is a separate company with common founders and overlapping management. Many of our existing stockholders, directors, and officers also hold equity interests in Pedago. By contrast, investors in this offering will not own any equity or other direct interest in Pedago and will have no rights with respect to Pedago's governance, financial information, or operations. As a result, if Pedago experiences adverse developments, or if our relationship with Pedago changes, your investment could be harmed.

If we are unable to maintain our arrangements with Pedago on favorable terms, or at all, or if there is any dispute, default, non-renewal, termination, service interruption, or other adverse change affecting our licenses or services, our ability to deliver programs and achieve our growth strategy could be materially and adversely affected. Replacing or replicating Pedago's platform and functionality could require significant time and expense, entail execution and regulatory risks, and may not be feasible on acceptable terms.

Our relationship with Pedago creates conflicts of interest, and investors in this offering will not have an interest in Pedago.

We have entered, and may in the future enter, into transactions with our directors, officers, principal stockholders, and their affiliates. These transactions could create actual or perceived conflicts of interest. Because several of our founders, directors, officers, and key personnel have roles or equity interests in Pedago, there may be actual or perceived conflicts of interest in negotiating, administering and enforcing our arrangements with Pedago, including setting priorities for joint initiatives, or addressing incidents and remediation. Decisions regarding pricing, service levels, product roadmaps, data usage, and exclusivity may not be negotiated on an arm's-length basis and could be less favorable to us than terms that might have been obtained from an unrelated third party.

Our senior management and key personnel may allocate substantial time and attention across both our and Pedago's initiatives. If management prioritizes Pedago's development efforts, strategic projects, or partnerships, the product roadmap, program launches, and operational performance of our ventures through Quantic SBT, Valar, and Wyden could be impaired. Any diversion of management focus away from our business could harm our results. Although our board of directors has adopted a written policy for the review and approval of related-party transactions, these policies may not be effective in protecting us from conflicts of interest.

You will have no rights to inspect Pedago's books and records or otherwise influence Pedago's operations, even though our success depends in part on Pedago's technology and performance. If Pedago raises capital that changes its incentives, undergoes a change in control, faces financial distress, or otherwise changes its strategic direction, we may face higher expenses, reduced functionality, or a need to find alternative technology on an accelerated basis. Because you will not have an interest in Pedago, you will not participate in any appreciation of Pedago's value, and any benefits accruing to Pedago from our collaboration will not accrue to you.

Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

Seasonality and timing differences may cause fluctuations in our operating results.

Our financial and operating results may fluctuate quarterly due to seasonality, program mix, and the timing of launches. Enrollment cycles and admission calendars can create variability in revenue and cash flow, while new programs may entail upfront costs before revenue scales. If these fluctuations are larger than expected, they could adversely affect our cash flows and planning.

Our enrollment patterns are seasonal and fluctuate depending on the time of the year. Quarter 1 has historically experienced the largest enrollment and revenue volume, with lower enrollments and revenue during the remainder of the year. We recognize tuition revenue equally over the course start and end dates.

Risks Related to Government Regulation

We are subject to complex and evolving privacy, data protection, and accessibility laws.

We must comply with U.S. federal and state privacy laws and international data protection regimes, which may include FERPA, state breach notification and consumer privacy laws, and non-U.S. laws such as the GDPR, UK GDPR, and other local regulations where we enroll students. Requirements related to accessibility (e.g., Section 508, ADA), marketing communications, and data localization may also apply. Noncompliance could result in investigations, fines, litigation, or enrollment restrictions.

Students are enrolled primarily in the United States and Europe, with increasing populations in Africa and Southeast Asia. Key privacy regimes include FERPA, CCPA, GDPR, and UK GDPR. Quantic is enrolled in the EU-US Data Privacy Framework (DPF) and the UK Extension to the EU-U.S. DPF, and the Swiss-U.S. Data Privacy Framework, certified by the U.S. Department of Commerce's International Trade Administration.

We are subject to extensive regulation in higher education and may face adverse outcomes from accreditation or state authorization processes.

We rely on institutional accreditation and on programmatic and state-level authorizations. Loss, suspension, or adverse actions by our accreditor, failure to maintain good standing, or inability to secure required approvals for new programs, modalities, or locations could restrict our ability to operate, impair eligibility for partnerships, and damage our brand. Introducing new degree programs, substantive curricular changes, or new locations may require accreditor or state approvals, which can be delayed or denied, impeding growth. We also must comply with state authorization requirements for distance education, which are complex and subject to change.

Quantic's institutional accreditor is the Distance Education Accreditation Commission, which accredits its degree programs. Quantic's DEAC accreditation was renewed in January 2024 and is valid through January 2028. DEAC accreditation is institutional in nature, and is intended to cover the new Wyden expansion and planned undergraduate degree programs.

If we were to pursue participation in U.S. federal student financial aid programs, we would be subject to additional complex regulations and risks, and any failure to comply could result in significant penalties, restrictions on our operations, or the loss of Title IV eligibility for our students, which could materially and adversely affect our business, financial condition, and results of operations. Our ability to obtain and maintain eligibility for federal funding programs under Title IV of the Higher Education Act, such as Pell Grants or federal loans, is uncertain and would expose us to significant compliance burdens. Eligibility requires substantial adherence to complex rules regarding financial responsibility, administrative capability, student disclosures, and satisfactory academic progress, among others. Failure to obtain or maintain eligibility for such programs could materially limit student demand and restrict our growth. Furthermore, changes in funding levels, eligibility criteria, or enforcement priorities for federal aid programs could adversely affect student affordability and our enrollments.

Academic integrity risks, including unauthorized use of AI tools or plagiarism, may undermine program credibility and outcomes measures.

As AI tools become more pervasive, we must maintain effective integrity controls. If academic integrity lapses lead to employer dissatisfaction or adverse accreditation findings, our brand and outcomes claims could be affected. The education sector has seen increased regulatory and enforcement activity involving the DOE, the Federal Trade Commission, or FTC, the Consumer Financial Protection Bureau, or CFPB, and state attorneys general. Because we operate in a highly regulated industry, we are subject to program reviews, audits, investigations, and claims of non-compliance by government agencies, regulatory bodies, and third parties.

We may be subject to claims, investigations, or enforcement actions related to consumer protection, privacy, advertising, employment, accessibility, or other matters. The education sector has seen increased regulatory and enforcement activity involving the DOE, FTC, CFPB, VA, state attorneys general, and accreditors. Responding to inquiries or defending claims can be costly and disruptive, and adverse outcomes could result in fines, restitution, or operational restrictions. Even if claims are without merit, they could cause reputational harm and divert management's attention. As our operations grow, we may face an increasing number of student complaints, intellectual property disputes, and employment claims, any of which could materially and adversely affect our business and results of operations.

Quantic's Student Code of Conduct is provided for students to review on the website and in the catalog. The Code expressly prohibits cheating, plagiarism, or other forms of academic dishonesty. When students sign the enrollment agreement, they agree to adhere to this code. Ongoing compliance with this code of conduct is like academic integrity policies implemented at other accredited institutions. As professionals and working adults, Quantic holds students to high ethical standards reflective of real-world expectations. Students determined to be in violation of this code are administratively withdrawn.

Our failure to comply with regulations governing marketing and admissions practices could result in fines, sanctions, and reputational harm.

Our marketing and admissions practices are subject to extensive regulation by federal, state, and accrediting agencies. The DOE's "misrepresentation" rule prohibits false, erroneous, or misleading statements regarding an institution's academic programs, costs, and graduate outcomes. This rule is broad in scope and applies to statements made by our employees or third-party service providers, as well as our own marketing. Additionally, should we participate in Title IV programs, we would be subject to the HEA's prohibition on providing incentive-based compensation for success in securing student enrollments. We must ensure that employees and service providers adhere to these rules. A violation of these or other federal or state regulations applicable to our marketing activities could damage our reputation, result in the termination of partner agreements, and require us to pay fines, or result in limitations on enrollments.

As we grow our footprint and student base, we may be subject to investigations, litigation, or claims that could be costly and disruptive.

Our failure to obtain or maintain necessary state authorizations and Licenses could harm our business.

We are subject to state laws and regulations that cover our operations, and many states require postsecondary institutions offering online programs to be authorized to enroll residents of their state. These requirements vary by state, change frequently, or become subject to differing interpretations. If we fail to obtain or maintain a required authorization, we could be prohibited from enrolling students in that state and could be subject to fines or other sanctions.

Quantic is a member of the NC-SARA state reciprocity compact, which allows it to offer distance education programs to schools in 49 states without obtaining state licensure. Quantic is also licensed by means of accreditation in California (which is not a member of NC-SARA).

The reclassification of our independent contractors as employees could materially increase our operating costs.

We rely on independent contractors for instruction, content development, and other services. The determination of whether a service provider is properly classified as an independent contractor is based on the facts and circumstances of the relationship. If federal or state authorities were to challenge our classifications, we could be required to reclassify our independent contractors as employees. Such a reclassification could require us to pay back taxes, penalties, and interest, and could materially increase our future operating costs by requiring us to make federal and state unemployment tax payments, pay for workers' compensation insurance, and provide employee benefits, which could adversely affect our business and financial condition.

Our international operations expose us to complex legal, regulatory, and operational risks.

As we attract students from outside the United States and engage international vendors or contractors, we become subject to a variety of risks inherent in international operations. These risks include the need to comply with foreign laws and regulations concerning education, data privacy and localization, taxation, employment, and anti-bribery. Compliance with multiple, and potentially conflicting, laws can be costly and complex. We are also subject to U.S. laws, such as the Foreign Corrupt Practices Act or FCPA, as well as trade sanctions and export controls. Failure to comply with these laws could subject us to penalties and reputational harm. Additionally, Quantic enrolls students from around the world, including Canada, the UK, and Europe. Quantic also enrolls students from Sub-Saharan Africa and Southeast Asia. As such, our international operations expose us to risks of potential geopolitical instability, currency fluctuations, or trade restrictions, any of which could disrupt our operations adversely affect our results of operations.

Disruptions to our physical facilities or the loss of key business licenses could adversely affect our operations.

We operate from leased office space and are required to maintain various business licenses to conduct our operations. Our operations could be interrupted by events beyond our control, such as natural disasters, fires, or telecommunications failures. The loss of access to our key facilities or the failure to maintain or renew necessary business licenses, particularly in jurisdictions where we are headquartered or have significant data operations, could disrupt our business and have a material adverse effect on our results of operations.

Anti-takeover provisions in our certificate of incorporation and bylaws and under Delaware law could make an acquisition of our Company more difficult and limit attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include authorizing our board of directors to issue "blank check" preferred stock, which could be used to thwart a takeover attempt, limiting the ability of stockholders to call special meetings and establishing advance notice requirements for stockholder proposals and director nominations.

These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire.

Risks Related to this Offering and Ownership of Our SAFE and Common Stock

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

We have the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

SAFEs do not provide equity ownership, voting, dividend, or information rights before conversion and may never convert.

Unlike holders of common or preferred stock, SAFE holders lack governance rights and do not participate in dividends, distributions, or corporate approvals unless and until a qualifying conversion event occurs. There is no assurance that any such event will occur on anticipated timelines, or at all. As a result, SAFE holders have limited ability to influence the Company's operations or access ongoing information about its performance, strategy, or financial condition, and may remain indefinitely exposed to issuer and execution risk without typical stockholder protections.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a SAFE, Investors will designate the Nominee to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

SAFEs are not debt, have no maturity date, and generally provide no interest or repayment obligation, which can result in indefinite, illiquid exposure and loss of principal.

Unlike notes or other indebtedness, SAFEs do not accrue interest and do not require repayment at a fixed date or upon demand. If no equity financing, liquidity event, or dissolution occurs, investors may never receive cash or equity consideration. In the event of dissolution, SAFEs generally rank junior to creditors and often provide at most a limited return after payment of senior claims, which may be zero.

SAFE conversion outcomes are uncertain and depend on future financing terms, valuation dynamics, and cap or discount mechanics, which may be materially adverse.

SAFE conversion price and resulting ownership depend on future events such as priced equity financings or liquidity events. Variations in valuation caps, discounts, "pre-money" versus "post-money" frameworks, and company capitalization at conversion can materially dilute the investor or produce outcomes that are significantly less favorable than expected. Additional SAFEs, convertible instruments, or option grants issued prior to conversion can further reduce the investor's ultimate ownership percentage.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

Upon a liquidity event, SAFE holders may receive cash or equity on terms materially inferior to preferred stockholders and may be subordinated to liquidation preferences.

Conversion in connection with a sale or IPO can occur at a formula price that does not reflect negotiated preferred terms such as liquidation preferences, anti-dilution protections, or participation rights. In some structures, SAFE holders receive "shadow" preferred or common stock lacking key economic or governance protections. If the Company's enterprise value is insufficient to satisfy senior securities and creditors, SAFE recoveries may be minimal or zero.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

The Company may raise additional capital, including senior or pari passu securities, or make amendments within permitted frameworks that could adversely affect the value of SAFEs.

Absent specific covenants, the Company can issue new SAFEs, convertible instruments, preferred stock with senior rights, or indebtedness that primes SAFE holders economically. Side letters, amendments, or "most-favored nation" elections available to some but not all investors can result in unequal treatment. The Company's capital-raising choices may be influenced by existing stockholders and preferred investors whose interests may conflict with those of SAFE holders.

SAFEs are illiquid, lack a public market, and are subject to significant contractual and legal transfer restrictions.

SAFEs are generally unregistered securities and are subject to legal and contractual transfer restrictions. Secondary markets for SAFEs are limited or nonexistent, and required issuer consents or right-of-first-refusal provisions may further constrain transfers. Investors should expect to hold the SAFE for an extended period and may be unable to liquidate their position at a desirable price, or at all.

You should be aware of the long-term nature of this investment. There is not now and may not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. We are not currently considering registration under the Securities Act or other securities laws. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the

Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Valuation caps and discounts may not protect against adverse market conditions or unfavorable financing structures and may yield worse outcomes than later equity investments.

If the next equity financing occurs at a valuation below expectations or is structured with significant preferences, the cap or discount may not compensate for the economic burden of those preferences. In down or flat rounds, SAFE holders may convert into a security with inferior rights at a price that, after preferences and dilution, yields less value than purchasing equity directly at the time of financing.

The tax treatment of SAFEs is uncertain, may vary by jurisdiction, and could result in adverse, unexpected, or retroactive tax consequences.

SAFEs present unresolved tax characterization issues in several jurisdictions, including whether they constitute equity, options, forward contracts, prepaid forward instruments, or other property for income, withholding, and reporting purposes. Tax outcomes can depend on specific terms, conversion events, and investor status. Legislative or administrative changes, or differing interpretations by tax authorities, could give rise to current income, withholding, or reporting obligations and potential penalties. Investors should consult their tax advisors regarding their particular circumstances.

SAFE investments involve a high degree of risk, including the potential for total loss of capital, and are not suitable for investors seeking income, downside protection, or predictable liquidity.

SAFEs lack periodic payments, collateral, or covenants commonly found in debt instruments, and do not confer the residual rights or control typical of equity ownership prior to conversion. The return profile is highly contingent on uncertain future corporate events, and there is a meaningful risk that investors receive no return and lose their entire investment.

The significant ownership of our Common Stock by our founders, executive officers, and directors concentrates voting control, which will limit your ability to influence corporate matters.

These stockholders, acting together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentrated control could have the effect of delaying, deferring, or preventing a change in control, or impeding a merger, consolidation, or sale of all or substantially all of our assets that our other stockholders may view as beneficial.

Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Future sales of a substantial number of shares of our Common Stock in the public market, or the perception that such sales may occur, could cause the market price of our Common Stock to decline. These sales might also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales may include shares issued upon the exercise of stock options or the vesting of other equity awards.

We do not intend to pay dividends on our Common Stock for the foreseeable future, so any returns will be limited to the value of our stock.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. We do not anticipate paying any cash dividends in the foreseeable future. As a result, an investor may only realize a return on their investment in our Common Stock if the market price of our Common Stock increases.

We will have broad discretion over the use of net proceeds from this offering allocate funds in ways that do not enhance value for Investors in this Offering.

Our management will have broad discretion to use their best judgement in the application of the net proceeds from this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. Pending their use, we may invest the net proceeds in a manner that does not produce income, or that loses value.

As a minority stockholder, you will have limited ability to influence our management decisions on corporate matters, and governing documents or policies.

Using a credit card to purchase shares may subject you to additional risks and increase your effective purchase price.

Investors in this offering may have the option of paying for their investment with a credit card. Transaction fees and interest charged by a credit card company can increase the effective purchase price of the shares. The use of a credit card to purchase securities is a relatively new and potentially risky form of payment. The SEC's Office of Investor Education and Advocacy has issued an Investor Alert explaining the risks of using a credit card to make investments.

We may elect to terminate our ongoing reporting obligations under Regulation Crowdfunding if we meet exit conditions.

If we become eligible to terminate our ongoing reporting obligations under Rule 202(b) of Regulation Crowdfunding, we may elect to do so. If we terminate our reporting obligations, you may not have access to up-to-date information about our business, financial condition, and results of operations, which could limit your ability to make informed decisions about your investment.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

BUSINESS

Overview

Quantic Holdings, Inc., which we refer to as Quantic, we, us, or the Company, operates a technology-enabled higher education platform focused on accredited online graduate degrees in business and technology. Through our flagship Quantic School of Business and Technology, or Quantic SBT, and our Valar Institute division, or Valar, we offer interactive, mobile-first, accredited graduate degree programs with an emphasis on measurable learning outcomes, employer recognition, and cost efficiency. Our platform-based model emphasizes active learning, AI-driven personalization features, and service automation intended to improve instructional efficiency and student support at scale. We focus on selective degree offerings in business and technology designed to serve primarily early- and mid-career professionals.

Quantic SBT currently offers the following accredited graduate degrees: (i) Master of Business Administration, or MBA, (ii) Executive MBA, or EMBA, (iii) Master of Science in Business Analytics, or MSBA, (iv) Master of Science in Software Engineering, or MSSE, and (v) Master of Science in AI Engineering, or MSAIE. Valar offers two accredited graduate degrees: (i) the Master of Business Administration in Leadership and Management, and (ii) the EMBA in Strategic Leadership. Our MBA and EMBA programs are cohort-based with typical program durations of approximately 12 to 15 months, delivered via our interactive platform available on mobile and desktop. Our new science-focused MSBA and MSAIE programs have comparable durations with our established business focused programs. Quantic and Valar are each accredited by the Distance Education Accrediting Commission, or DEAC, a U.S. Department of Education-recognized institutional accreditor, and licensed by the District of Columbia Higher Education Licensure Commission, or DCHLC. Tuition for current cohorts generally ranges from approximately $14,700 to $24,750. Many of our students receive employer tuition benefits and merit- or need-based scholarships that can reduce student out-of-pocket costs.

We serve a selective, global student body with alumni representation present at employers across a wide range of sectors, including technology, consulting, and entrepreneurs. Student satisfaction and engagement have remained consistently high throughout our history of operation, with an alumni Net Promoter Score, or NPS, of 61 and a rating of 4.8/5 on Trustpilot. For the fiscal year ended December 31, 2024, we generated approximately $22,091,144 in tuition revenue with strong unit economics and we have a global alumni community of approximately 18,000 across more than 100 countries.

Corporate History and Structure

The Company was constituted as a Limited Liability Company in the State of Delaware in 2013, and re-incorporated as a C Corp., on October 26, 2021, and maintain our principal operations in Washington, D.C., with additional leased space in Birmingham, Alabama. We operate Quantic SBT and Valar on a shared-technology and shared-services model. Our learning platform and related courseware development tools, which we refer to as our Learning Platform, were developed by our affiliate Pedago, Inc., or Pedago. Pedago is not our subsidiary. It is a corporation that is under common control with us. We anticipate building an umbrella brand architecture to serve distinct learner segments through three schools: (i) Quantic SBT which hosts our existing programs for selective, employer-funded, graduate programs, (ii) The Valar Institute which hosts our leadership and graduate programs, and (iii) Wyden College which will host undergraduate programs designed to minimize student tuition through grant and sponsorship models. All three schools will leverage shared accreditation, admissions, technology, and marketing infrastructure under the Quantic umbrella brand. This system-level approach is intended to enhance scale efficiency and compliance across multi-brand offerings.

We currently use AI to support students through an AI tutoring system and an AI advising system. These two systems are trained on institutional curriculum and processes, respectively, and allow students to review course concepts and institutional policies. These systems are monitored by institutional staff and faculty for accuracy and have been refined over more than 20 months for improved outcomes and accuracy. AI is also used to review curriculum and exam effectiveness, and to generate first-draft versions of course content that is edited and improved by credentialed faculty members.

Quantic Holdings L.L.C. is a related entity of the Company. Quantic Holdings L.L.C. will be dissolved and it currently holds no assets.

Industry Competition and Market Opportunity

Global higher education is undergoing structural change driven by the rise of online modalities, employer demand for job-relevant skills, cost and debt pressures on students, and advances in AI technology. Mobile-first, interactive courseware and automated student services have been increasingly adopted relative to legacy lecture-centric models. Online degree programs comprise a growing portion of U.S. higher education, with addressable markets across undergraduate and post-graduate programs, particularly in the business, technology, and healthcare sectors. Competitive dynamics include legacy universities expanding online offerings, large online incumbents focused on access at scale, and new entrants pursuing innovative learning models and regulatory pathways. We believe we are positioned to deliver high-quality programs at scale at comparatively low cost-to-student by combining our AI-first systems model, interactive pedagogy, and selective admissions with employer-supported tuition models. We are positioned in contrast to traditional elite institutions with significantly higher tuition levels and large online incumbents that face higher dropout rates. Regulatory tailwinds and AI-enabled course development further support faster program approval and deployment cycles relative to new market entrants.

Historically, Quantic has focused on selective graduate-level learners seeking career advancement, with particular engagement from students pursuing placements with global technology, consulting and enterprise employers. Our expansion strategy targets three core market segments: (i) fully employer-funded selective graduate education, (ii) mid-income learners utilizing grants, scholarships and employer tuition assistance, and (iii) expanded-access undergraduate models minimizing borrower debt through grants and sponsorship agreements. Our primary customers are working professionals seeking accredited, career-advancing degree programs in business, data analytics, software services, and AI implementation. Quantic's selective admissions, cohort-based course design, and active learning pedagogy, combined with tuition models that leverage employer sponsorship and scholarships, are intended to address these trends. We plan to expand beyond our current niche in online MBA and technical master's programs to address broader undergraduate and graduate markets, with degree roadmap initiatives in business, analytics, IT/AI, software engineering, cybersecurity, healthcare management, and related fields. Our current tuition models emphasize affordability through partnerships that facilitate employer tuition reimbursement plans and scholarship pathways. The anticipated program expansion is aligned to a funding mix including our current pathways of tuition payment, our approval to receive VA grant funding, and the anticipated integration of additional federal grant programs to reduce or eliminate student out-of-pocket tuition where feasible. We serve an international audience, reflecting the global demand for flexible, career-relevant, accredited degrees.

Products and Services

We currently offer accredited graduate degrees and non-credit executive education certificates delivered on our interactive platform:

- Our 15-month MBA program is a cohort-based, structured program for high-potential, early-career professionals that emphasizes core business disciplines such as accounting, finance, operations, marketing, and data utilization which culminate in each student submitting a self-directed capstone project. Admissions typically require an undergraduate degree and at least two years of industry experience. Standardized tests are not required for admission.

- Our 15-month EMBA program is an advanced offering for mid-career professionals that are seeking to augment the Core MBA curriculum with specializations in management, leadership, entrepreneurship and advanced strategy. Admissions generally require an undergraduate degree and at least seven years of industry experience. Standardized tests are not required for admission.

- Our MSBA graduate program integrates the study of advanced data analytics with training in managerial decision-making aimed at preparing analytical leaders for data-rich business environments

- Our MSSE is a project-driven program focused on modern software architecture, cloud applications, and AI software development, emphasizing hands-on training to help students to develop practical, real-world skills.

- Our MSAIE graduate program is aimed primarily towards working software engineers focused on building, deploying, and scaling intelligent systems, and preparing to leverage AI capabilities across enterprise use cases.

- Our 12 month Valar MBA in Leadership and Management is designed for early career professionals who are committed to gaining cutting-edge leadership and management training, while building a foundational understanding of core business skills.

- Our 12 month Valar EMBA in Strategic Leadership combines the best qualities of residential programs – peer-based academics, events, andan incredible netwoek – with an interactive teaching method. Students learn to lead and collaborate with other driven self-starters while developing skills in strategy and leadership.

- We also offer Executive Education Certificates, which are non-credit professional development programs generally lasting between 2 and 8 months per course. These certificates are designed for more narrowly focused upskilling in targeted domains. Our certificate courses are approved by the DCHLC but are not accredited by DEAC, under the DEAC standards for continuing education.

Our programs emphasize interactive, mobile-first learning, mastery-based progression, and AI-enabled tutoring and advising designed to increase engagement, completion, and career-outcomes, and to support efficient student services at scale. Our model has been recognized for innovation and impact in higher education, including industry press and award recognitions highlighting disruption in the MBA marketplace and world-changing ideas in education.

Technology Platform

Our programs are hosted and accessed through the Learning Platform, which supports interactive, adaptive courses that provide immediate lesson feedback, personalized AI-tutoring and AI-enabled advising services. We believe the platform's operating model enables scalability while maintaining affordability. The Learning Platform software infrastructure also supports content creation and delivery workflows for faculty and curriculum staff. We believe key advantages of our Learning Platform include an emphasis on active learning, efficient program development, streamlined administration, and on-demand access via iOS and Android applications. The platform is designed to capture and facilitate the implementation of student feedback and support active learning methods. We are enhancing an AI-first content production studio and integrated back-end systems intended to accelerate course development across new degrees and enable agentic AI to deliver on-demand learner support, with the aim of improving service levels while lowering cost-to-serve. These platform capabilities support rapid expansion of degree scope across our planned three-school system while maintaining consistent interactivity for current students.

Quantic has a Master Service Agreement with Pedago (the "Pedago Agreement") whereby Pedago provides certain non-academic services to Quantic and licenses the learning platform to Quantic. In exchange for these services and learning platform license, Quantic pays Pedago a monthly service fee based on enrollment and revenue. The Pedago Agreement has a five-year term automatically renewing for successive three-year periods, governs the relationship under which Pedago provides non-academic support services, including marketing and use of its proprietary Learning Platform. In return, Quantic pays Pedago monthly fees based on a tiered cost structure and a share of the Company's overall revenue. Quantic retains exclusive control over all academic functions and ownership of its intellectual property, including curriculum, while Pedago owns the technology and platform.

Sales and Marketing

We employ a product-forward marketing strategy paired with selective admissions and employer partnerships. We drive interest to our full program complement by providing access to sample content and app experiences that encourage conversion to degree participation. Our admissions criteria curate program cohorts that achieve learning outcomes aligned with employer needs and foster our program reputation with employers in our target industries. Our existing employer recognition is reflected in alumni representation across leading technology and consulting companies, including global enterprise brands, which bolster organic referrals and placement networks. We collaborate with tuition assistance platforms and target-industry employers to support tuition reimbursement, career mobility, and recruiting pipelines. We also maintain a student-career network that provides employers access to learner profiles for targeted hiring. We have developed our marketing strategy to emphasize our alumni representation at leading employers, selectivity of admissions, and program affordability. We expect undergraduate expansion to unlock larger addressable audiences and broader advertising channels under the multi-brand system, complementing our selective graduate pipeline.

Quantic typically enrolls eight cohorts of students per year in its programs, and the marketing effort begins several months prior to the enrollment date. The marketing process includes outreach to current and former students for referrals, media and online advertising, and targeted outreach via LinkedIn InMail. That process generates a large number of visitors to the Quantic website, many of whom sign up for a free account to access introductory learning modules to explore the learning methodology. Prospective students may apply by submitting professional and educational information for review by admissions advisors. If they meet Quantic's requirements, candidates are then invited to interview with an admissions advisor. After their interview, students are considered for admission and notified whether they have been accepted approximately two months prior to the beginning of the program cohort. After admission Quantic works with admitted students to identify possible sources of funding (employer reimbursement primarily) and they are considered for institutional need and merit-based scholarships. Students have the option to pay their tuition up front, half at the beginning and half at the midpoint, or monthly.

Competitive Strengths

We compete with traditional universities, large online incumbents, corporate skill and certification platforms, and other technology-enabled education providers. Traditional institutions may offer strong brand recognition with higher cost structures and slower innovation cycles. Large online incumbents emphasize scale and convenience but may face lower engagement and course completion. New entrants to the online education space may face longer regulatory timelines and uncertain accreditation pathways. Our interactive, on-demand model encourages high engagement and completion relative to passive lecture formats, while our cost structure aims to deliver affordability versus elite on-campus programs and improved efficacy versus generalist content marketplaces.

Our programs emphasize our active-learning pedagogy, mastery-based progression, and AI-enabled interactivity and personalization to support effective learning and scalability. We seek to provide exclusive programing and maintain tuition levels below traditional elite programs by combining selective admissions with funding support by employers and scholarship pathways. Our program mix is curated to maintain alignment with workforce demand. Our business and technology degrees are designed to equip learners with job-relevant competencies for roles in personnel and project management, data analytics, and AI engineering and integration.

Our Learning Platform supports a global student and alumni base that provides both networking opportunities and employer visibility across major industries and markets. Our programs provide unified, mobile-first technology and service automation intended to support an expansion of available programs at lower cost-to-serve, while maintaining degree quality. We believe our active pedagogy, selective cohorts, tuition levels, and AI-enabled courseware differentiate our offerings versus lecture-based programs and generalist content marketplaces.

Quantic's principal competitors are online business programs at both traditional schools (UNC-Chapel Hill, Purdue University Global, Arizona State University) and non-traditional online institutions (University of Southern New Hampshire, University of Phoenix, Grand Canyon University), as well as international online institutions. Quantic believes that it has a competitive advantage over these institutions due to our interactive, engaging learning pedagogy, low price point, high student satisfaction, and positive graduation and career outcomes.

Growth Strategies

We plan to expand our portfolio of graduate degree offerings with additional programs focusing on data analytics, AI implementation, and specialized management courses, designed to meet employer demand for technical and leadership skills. We continue to enhance our AI-assisted curriculum development, course assessment, and student support, as well as deepening partnerships that leverage tuition assistance and recruiting relationships. We also plan to invest in our admissions pipeline and additional brand initiatives to serve distinct learner segments.

Planned program launches include an initial set of seven undergraduate degrees and multiple new graduate programs. The proposed Wyden undergraduate school courses include: (i) Business, (ii) Information Technology and AI, (iii) Data Science, (iv) Data Analytics, (v) Software Engineering, (vi) Cybersecurity, and (vii) Healthcare Administration. Our Quantic and Valar programs will be expanding to include courses in: (i) AI Engineering, (ii) Finance, (iii) Cybersecurity and Risk Management, (iv) Data Science, (v) AI Strategy, (vi) Healthcare Management, and (vii) Communications. Subject to approvals and market conditions, over the next four years, we are targeting to expand from six graduate degrees to a combined offering of over 50 programs at the undergraduate and graduate level.

Sourcing and Suppliers

Our principal inputs are software infrastructure, academic content and courseware, instructional personnel, and student support services. We use in-house authoring and delivery tools to develop curricula and courseware using our licensed Learning Platform and leverage commercial cloud providers for hosting and analytics. Our platform is hosted by Amazon Web Services, Inc. ("AWS") under its standard terms of service. We contract with teaching faculty, subject matter experts, and content reviewers for program design and instruction.

Seasonality

Though our programs are available on-demand, academic calendars influence cohort intake periods and may create seasonal patterns in marketing expense, bookings, and learner support by quarter. We plan faculty and support staffing in anticipation of these cycles and predict shifts as we diversify our program mix, and as enrollment evolves.

Intellectual Property

We rely on a combination of trademark and contractual arrangements with affiliates and partners to safeguard our technology and brand assets, including the Quantic and Valar names and associated marks, as well as maintaining copyright control over our curriculum materials. Our accredited AI-first teaching model is supported by a proprietary learning UX and back-end systems designed for AI-enabled course creation and servicing. We also maintain licenses for third-party content and tools used in our courseware and operations, including the license with Pedago to offer our degree programs on the Learning Platform, subject to the Pedago Agreement. We implement policies and agreements with employees, contractors, and partners to protect confidential information and proprietary developments.

TRADEMARKS					
Serial / Registration Number	Title	Description	File Date	Grant Date	Country
97038921	JETSET	Wordmark	09/22/2021	Pending	U.S.A.
87225526 / 5222517	SMARTLY	Wordmark	11/03/2016	06/13/2017	U.S.A.
88980154 / 6297063	QUANTIC SCHOOL OF BUSINESS & TECHNOLOGY	Wordmark	03/24/2019	03/16/2021	U.S.A.
88980155 / 6725552	QUANTIC SCHOOL OF BUSINESS AND TECHNOLOGY	Wordmark	03/24/2019	05/24/2022	U.S.A.
88981628 / 6412752	Q QUANTIC	Wordmark	05/07/2019	06/06/2021	U.S.A.
90790565 / 7056374	VALAR	Wordmark	06/23/2021	05/06/2023	U.S.A.
COPYRIGHTS					
Copyright #	Title	Description	Publication Date	Registration Date	Country
TX0008593648	Get Hired: Showcasing Yourself.	Text / Literary Work	02/02/2018	04/20/2018	U.S.A.
TX0008405672	Why Blended Learning Matters.	Text / Literary Work	04/11/2016	07/19/2017	U.S.A.
TX0008409228	Valuation I: Discounted Free Cash Flow.	Text / Literary Work	02/12/2016	07/19/2017	U.S.A.
TX0008516467	Strategic Thinking Exam.	Text /	07/08/2017	12/18/2017	U.S.A.

		Literary Work			
TX0008516472	Supply Chain and Operations Exam.	Text / Literary Work	10/16/2017	12/18/2017	U.S.A.
TX0008251574	Accounting II: Revenues and Expenses.	Text / Literary Work	05/09/2015	04/1/2016	U.S.A.
TX0008413496	Project Management.	Text / Literary Work	05/08/2016	07/19/2017	U.S.A.
TX0008513477	Business Ethics and Social Responsibility.	Text / Literary Work	08/04/2017	11/22/2017	U.S.A.
TX0008408410	Personal Investing.	Text / Literary Work	03/02/2016	07/19/2017	U.S.A.
TX0008565727	M&A II: Making the Deal.	Text / Literary Work	03/09/2018	04/20/2018	U.S.A.
TX0008408995	Finance: Time Value of Money.	Text / Literary Work	03/03/2016	07/19/2017	U.S.A.
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Management and Governance

Our founding and leadership team includes executives with deep expertise in operating, regulatory, and marketing in the education technology industry, including alumni of major online education platforms. Our student facing and development teams include employees and contractors with professional qualifications in curriculum and assessment design, platform engineering, student services, brand management, and regulatory compliance. Most company personnel are full or part time employees, with a small number of contractors used to support students and conduct grading of student projects. There are no known reclassification risks, and no key third-party service dependencies (other than LinkedIn, which is our primary marketing channel). Though our faculty and staff are based entirely in the U.S., we maintain global recruitment efforts for expertise in business management, analytics, and AI software engineering that align with our offered degree portfolio. Investors in our early financing rounds include Emerson Collective and other strategic venture capital investors. Our governance framework includes customary investor rights, voting arrangements and transfer restrictions typical of venture-backed companies.

Government Regulation and Accreditation

Higher education in the United States is subject to a complex regulatory framework at the federal, state, and accreditor levels. Our programs operate under applicable licensure and authorization regimes, and accreditation standards. Quantic SBT and Valar are licensed by the DCHLC and accredited by the Distance Education Accreditation Commission. Our DEAC institutional accreditation was obtained in 2020 and renewed in 2024, and covers our master's degree programs. Quantic is a member of the NC-SARA state reciprocity compact, which allows it to offer distance education programs to schools in 49 states without obtaining state licensure. Quantic is also licensed by means of accreditation in California, which is not a member of NC-SARA. Our non-credit executive education certificates are approved by the D.C. licensure authority but are not accredited by DEAC. As we expand course offerings and eligibility we will continue to evaluate and pursue additional approvals and authorizations as required. We are authorized by the U.S. Department of Veterans Affairs to offer VA funding to students, and are actively pursuing additional grant eligibility pathways, including federal grants and loans (approval currently expected mid-2027), consistent with our multi-segment funding strategy.

Legal Proceedings

From time to time, we may be subject to claims or proceedings arising in the ordinary course of business. We are not presently a party to any litigation that we believe is material to our business.

Available Information; Website

We maintain a website at https://quantic.edu and https://valar.quantic.edu, where information about our programs and services, as well as relevant institutional disclosures will be available. Information on or accessible through our website is not incorporated by reference in this offering statement.

Property

We lease minimal administrative space at the WeWork shared office space location at 80 M Street SE in Washington, D.C., which serves as our principal executive offices. We lease additional administrative space at a Regus shared office space location in Birmingham, Alabama. Faculty and student services operate in a completely distributed model leveraging cloud infrastructure, with optional in-person events hosted in selected domestic and international cities. We believe our existing facilities are suitable and adequate for our current operations and that additional or alternative space would be available on commercially reasonable terms if needed.

Risk Considerations Related to the Business

Our business is subject to risks inherent to online higher education and technology-enabled learning, including evolving regulation and accreditation standards, competition from traditional universities and digital-native course providers, data privacy and cybersecurity risks, maintenance of program standards at scale, reliance on third-party vendors, and macroeconomic or labor market shifts affecting student demand or employer tuition assistance. See "Risk Factors."

Recent Developments

In November 2025, Quantic launched its new Masters in Artificial Intelligence Engineering program, one of the first AI-focused engineering graduate degree programs in the country.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of any fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Republic Commission[1]	15%	$15,000	4.5%[2]	$67,500
Legal Fees	20%	$20,000	0.13%	$20,000
General Working Capital	65%	$65,000	95.37%	$1,412,500
Total	**100%**	**$100,000**	**100%**	**$1,500,000**

[1] In addition to the cash commission shown above, Republic will receive a securities interest equal to 1% of the total securities issued in the offering. The table excludes (i) the $7,500 non-refundable onboarding fee (paid in advance), (ii) payment processing fees deducted from proceeds at closing, and (iii) any escrow-related fees. Also, Republic covers custodial fees for the first 1,000 accounts for 5 calendar years; the Company pays $5 per account per year for any accounts above 1,000 in that period and all custodial fees thereafter.

[2] The cash commission is the greater of $15,000 or a tiered percentage: 5.0% of amounts up to $500,000; 4.0% of amounts exceeding $500,000.01 but not exceeding $1,000,000; and 3.5% of amounts exceeding $1,000,000.01.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

Working Capital – The purpose of the offering is to raise capital for general corporate purposes.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tom Adams	Chief Executive Officer, Co-Founder and Chairman	Quantic Holdings, Inc.; Co-Founder and Chairman, October 2021 to Present. Pedago, Inc.; Co-Founder and Chairman, January 2013 to Present.	INSEAD: MBA, (2001) University of Bristol: BA, (1993)
		Responsibilities: Managing company growth and development and general corporate services.	
Brad Powell	Director	Emerson Collective; Managing Director, June 2012 to Present.	Sloan School of Management: MBA; MS
		Responsibilities: General oversight of company strategy, finances and management.	
Brian Helman	Director	Seed Health, Inc.; Chief Financial Officer, October 2023 to Present.	University of Florida: BS, (1991)
		Responsibilities: Capital management, pricing, and assessing operational effectiveness as well as building internal financial competencies	
William Fisher	Director	Quantic Holdings, Inc.; Chief Executive Officer, October 2021 to Present. Pedago, Inc.; Chief Executive Officer, October 2021 to Present.	Brown University: BA, (1992)
		Responsibilities: Building out of Quantic offerings, including SBT, The Valar Institute, Wyden College, and scaling Pedago.	
Ori Ratner	Co-Founder and Chief Technology Officer	Quantic Holdings, Inc.; Chief Technology Officer, June 2015 to Present. Pedago, Inc.; Chief Technology Officer, April 2013 to Present.	UVA: BE, (2005)

		Responsibilities: Programming and technical leadership, focused on speed, efficiency, and innovation of proprietary systems and products.	
Alexie Harper	Co-Founder and Chief People Officer	Quantic Holdings, Inc.; Chief People Officer, April 2013 to Present. Pedago, Inc.; Chief People Officer, April 2013 to Present.	NYU: MA, (2012) Harvard University: BA, (2004)
		Responsibilities: Building and managing technical and content teams in writing, editing, and product design.	
Michael Machen	General Counsel and Vice President for Regulatory Affairs	Quantic Holdings, Inc.; General Counsel and Vice President for Regulatory Affairs, January 2021 to Present. Pedago, Inc.; General Counsel and Vice President for Regulatory Affairs, January 2021 to Present.	Northwestern University School of Law: LLM, (2009) University of Michigan Law School: JD, (2000) University of Michigan: BA, (1996)
		Responsibilities: Legal and regulatory counsel in areas including corporate governance, compliance, accreditation, litigation, contract matters, taxation, and internal policy matters	
Daniel Marcus	Vice President of Finance	Quantic Holdings, Inc.; Vice President of Finance, March 2025 to Present. Pedago, Inc.; Vice President of Finance, March 2025 to Present.	Syracuse University: MAcc, (2013) BA, (2013)
		Responsibilities: Financial and strategic planning, operational efficiency, and cash-flow management.	

Biographical Information

Tom Adams: Tom Adams co-founded Quantic SBT, the world's only accredited mobile-first graduate school, in January 2020, where he serves as Co-Founder and Chief Executive Officer. Since its formation in October 2021, Tom Adams has served as the Company's Chairman of the Board. In January 2026, he additionally took on the role of the Company's Chief Executive Officer. Mr. Adams has also held the position of Co-Founder and Chairman of Pedago, Inc., since June 2013. Pedago is a company which builds mobile-first learning solutions, and currently maintains the Learning Platform utilized by Quantic SBT. Mr.

Adams is also the Founder and Chairman of Bizy, a platform for moderating online conversation, which he founded in February 2014. Prior to founding Pedago and Quantic, Mr. Adams served on the Management Committee at Bridgewater Associates, the world's largest hedge fund, from January 2013 to January 2014. From February 2003 to February 2012, Mr. Adams served as Chief Executive Officer of Rosetta Stone, the world's leading technology solution for learning languages, where he oversaw 1,700 employees, and subsequently served as Chairman of the Board from February 2012 to May 2013. Earlier in his career, Mr. Adams worked as a Trader at Trafigura, one of the world's leading commodity traders, from September 1994 to July 2000.

Mr. Adams received his MBA from INSEAD in 2001 and his Bachelor of Arts in History from the University of Bristol in 1993.

Brad Powell: Brad Powell currently serves as a member of the Board of Directors for the Company, which position he holds in his capacity as a Managing Director of the Emerson Collective. Mr. Powell has held his position at the Emerson Collective since June 2012.

Mr. Powell received his undergraduate degree in accounting and computer science and holds two graduate degrees from the Massachusetts Institute of Technology, an MS in Real Estate and an MBA from the Sloan School of Management.

Brian D. Helman: Brian D. Helman has served as a member of the Board of Directors for the Company since 2022. Mr. Helman has held the position of Chief Financial Officer of Seed Health, Inc., a microbiome science company pioneering applications of microbes for human and planetary health from October 2023. He is a strategic, operational, and financial executive with extensive experience scaling businesses in high-growth environments. In 2021, Mr. Helman began serving as an independent Strategic Consultant advising high-growth, private equity-backed companies on strategic financial decisions, working capital management, pricing, and operational effectiveness. From 2018 to 2021, Mr. Helman served in various roles at Beauty For All Industries, including as Chief Financial Officer of BoxyCharm Inc. from 2018-2020 , where he co-managed the company's $500 million sale to Personalized Beauty Discovered, creating the largest online beauty platform in the world. From 2012 to 2018, Mr. Helman served as President and Chief Financial Officer of Vitacost.com, a division of The Kroger Co., where he led strategy and operations for 800 employees and $425 million in sales, and implemented a successful turnaround culminating in the sale of the company to Kroger for $280 million. From 2007 to 2010, Mr. Helman served as Chief Financial Officer of Rosetta Stone Inc., where he led the company's highly successful IPO in April 2009 for $129 million and supported sales growth from $91 million to $252 million.

Mr. Helman received his Bachelor of Science in Finance from the University of Florida and completed Master of Science in Accounting core courses at Florida International University.

William Fisher: William Fisher serves in the dual positions of Chief Executive Officer of Quantic and Chief Executive Officer of Pedago, he has held these positions since 2021. In these roles, Mr. Fisher is focused on scaling Quantic SBT and building out Pedago, the mobile-first learning platform upon which Quantic is built. From 2016 to 2020, Mr. Fisher served as Co-Founder and Chief Executive Officer of Stackray, an AI-Ops startup that provides IT Operations teams with tools to analyze the state of their software architecture. Prior to founding Stackray, Mr. Fisher served in various leadership positions, from 1994 to 2016, at EF Education First, the world's largest private education company. His roles at EF included President of EF Digital Learning, where he led group-wide digital learning R&D for businesses with over $2 billion in annual sales; CEO of EF China and President of EF English Centers, where he drove the businesses to 6,000 employees nationally; and President of Englishtown.com, where he built what became the world's largest teacher-led online English school to $160 million in revenue.

Mr. Fisher received his Bachelor of Arts in Computer Science from Brown University in 1992.

Ori Ratner: Ori Ratner is Co-Founder and Chief Technology Officer of Quantic, a position he has held since June 2015, and Co-Founder and Chief Technology Officer of Pedago, a position he has held since April 2013. Mr. Ratner is a polyglot programmer and technical leader with experience in innovative web, desktop, and mobile application development across a variety of technologies. Prior to co-founding Pedago and Quantic, Mr. Ratner spent nearly 11 years at Rosetta Stone in progressively senior technical roles. From April 2012 to March 2013, Mr. Ratner served as Director of Software Development, managing product requirements as Executive Producer while continuing to function as Tech Lead for the ReFLEX product. From August 2009 to April 2012, Mr. Ratner served as Software Architect, driving the technology roadmap for the SDQA organization and taking over as technical lead for the ReFLEX product in February 2011, supervising a team of nine developers. Mr. Ratner also served as Product Owner for Mobile Applications, Scrum Master for Social Applications, Scrum Master for RS Manager, and Software Developer at Rosetta Stone.

Mr. Ratner received his Bachelor of Engineering in Computer Science from the University of Virginia in 2005.

Alexie Harper: Alexie Harper is a Co-Founder of Quantic and Pedago, and has served as Chief People Officer for both entities since April 2013. Ms. Harper is a multidisciplinary product designer with a background in writing and editing and expertise in building and managing technical and content teams focused on creating innovative and effective learning experiences. Prior to co-founding Pedago, Ms. Harper served as Director of Research and Development and Executive Producer at Rosetta Stone from January 2011 to March 2013, where she led the Worlds Team, a group of software developers, content creators, and game designers focused on Rosetta Stone's online communities. From March 2007 to January 2011, Ms. Harper served as senior sesearcher at Rosetta Stone, where she led the online classroom project that was released as the Studio component of Rosetta Stone's TOTALe product in 2009 and set up the Social Media department at the company. Ms. Harper also served in various other roles at Rosetta Stone from 2004 to 2007, including Managing Editor, Project Manager, and Language Professional.

Ms. Harper received her Master of Arts in Irish and Irish-American Studies from New York University in 2012 and her Bachelor of Arts in English and American Literature and Language from Harvard University.

Michael B. Machen: Michael B. Machen has served as Quantic's General Counsel and Vice President for Regulatory Affairs since 2021, where he provides the full range of legal and regulatory leadership for the accredited, degree-granting graduate institution. In this role, Mr. Machen provides broad-based legal counsel in areas including corporate governance, state, federal, and international regulatory compliance, government affairs, employment law, accreditation, litigation, privacy law, contract drafting and negotiation, marketing and admissions compliance, taxation, and policy development. Mr. Machen also serves as corporate secretary overseeing corporate governance matters including cap table management, stock option plan design and administration, corporate structure, board meetings and resolutions, and investor relations. Prior to joining Quantic, Mr. Machen served in various roles at Kaplan North America from 2009 to 2021, including as Vice President and Associate General Counsel, Vice President of Accreditation and Compliance, Executive Director of Accreditation, and Director of Accreditation. At Kaplan, Mr. Machen managed regulatory aspects of the 2018 sale of Kaplan University to Purdue University in a first-of-its-kind transaction. Mr. Machen served as Director of Financial Aid at the University of Chicago Law School from 2002 to 2007 and as an Associate Attorney in the Corporate and Securities Department at Neal, Gerber & Eisenberg from 2000 to 2002.

Mr. Machen received his LLM in Taxation, with honors, from Northwestern University School of Law in 2009, his Juris Doctor from the University of Michigan Law School in 2000, and his Bachelor of Arts in

English and Psychology from the University of Michigan in 1996.

Daniel A. Marcus: Daniel A. Marcus, CPA, currently serves as Vice President of Finance at Pedago and as Vice President of Finance at Quantic. From June 2023 to March 2025, Mr. Marcus served as Senior Director of Finance and Operations at AWA Studios, where he partnered with the Chief Financial Officer and Chief Executive Officer to secure funding, providing multi-year runway and doubling revenue, lead cross-functional finance and operations teams to improve profit margins by 30%, and directed financial systems modernization integrating automation and analytics to enhance reporting and decision-making. From September 2021 to June 2023, Mr. Marcus served as Finance Manager at Nayya, an online health-benefits platform, where he led budgeting, forecasting, and SaaS KPI reporting, partnered with data-science teams to incorporate AI-driven models into revenue and cost forecasts, and built financial models and investor materials supporting a successful $55 million capital raise. From September 2019 to September 2021, Mr. Marcus served as Financing Solutions Manager at General Assembly, where he structured a $75 million financing facility enabling over 1,500 new enrollments and led financial diligence for the company's acquisition. Earlier in his career, Mr. Marcus served as Senior Accountant at Loeb Enterprises and as Assurance Associate at PricewaterhouseCoopers, where he managed consolidations, forecasts, and audits for multi-entity portfolios and SEC clients.

Mr. Marcus received his Master of Accountancy and Bachelor of Arts in Accounting from Syracuse University and is a Certified Public Accountant.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this offering statement, our authorized capital stock consists of 40,772,909 shares of common stock, par value $0.0001 per share, and 13,558,805 shares of preferred stock, par value $0.0001 per share.

The following is a detailed description of our authorized capital stock prior to the closing of the Offering and certain provisions of our amended and restated Certificate of Incorporation and Bylaws are summaries and are qualified by reference to the amended and restated Certificate of Incorporation and Bylaws.

Class A, Class B, and Class C Common Stock

As of the date of this Form C, the Issuer has the following capital stock consist of:

Type	Class A Common Stock
Amount Outstanding	18,629,427
Par Value Per Share	0.0001
Voting Rights	1 vote per share (1)
Anti-Dilution Rights	Class A Common Stockholders have no standalone, price-based anti-dilution rights. Class A Common participates pro rata with other Common in stock splits and stock dividends.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The SAFE is expected to convert into a new series of Preferred Stock, which will have dividend and liquidation priority over Common Stock. However, future issuances of Common Stock (including from options, stock splits, or new authorizations) may dilute the voting power and economic ownership of the Preferred Stock on an as-converted basis. Additionally, certain corporate actions are determined by a vote of Common and Preferred stock together, which could dilute the influence of any single class.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	58.54%

(1) Holders of common stock are not entitled to vote on amendments to the certificate of incorporation that relate solely to the terms of one or more series of preferred stock.

Type	Class B Common Stock
Amount Outstanding	2,225,870
Par Value Per Share	0.0001
Voting Rights	1 vote per share (2)
Anti-Dilution Rights	Class B Common Stockholders have no standalone, price-based anti-dilution rights. Class A Common participates pro rata with other Common in stock splits and stock dividends.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The SAFE is expected to convert into a new series of Preferred Stock, which will have dividend and liquidation priority over Common Stock. However, future issuances of Common Stock (including from options, stock splits, or new authorizations) may dilute the voting power and economic ownership of the Preferred Stock on an as-converted basis. Additionally, certain corporate actions are determined by a vote of Common and Preferred stock together, which could dilute the influence of any single class.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.99%

(2) See comment (1) above.

Type	Class C Common Stock
Amount Outstanding	246,855
Par Value Per Share	0.0001
Voting Rights	1 vote per share (3)
Anti-Dilution Rights	Class C Common Stockholders have no standalone, price-based anti-dilution rights. Class A Common participates pro rata with other Common in stock splits and stock dividends.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The SAFE is expected to convert into a new series of Preferred Stock, which will have dividend and liquidation priority over Common Stock. However, future issuances of Common Stock (including from options, stock splits, or new authorizations) may dilute the voting power and economic ownership of the Preferred Stock on an as-converted basis. Additionally, certain corporate actions are determined by a vote of Common and Preferred stock together, which could dilute the influence of any single class.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.78%

(3) See comment (1) above.

Preferred Stock

Type	Serie Seed-1 Preferred Stock
Amount Outstanding	3,806,655
Par Value Per Share	0.0001
Voting Rights	Holders of preferred stock vote together with the Common Stock on an as-converted to Class A Common Stock basis.
Anti-Dilution Rights	The certificate of incorporation provides for customary anti-dilution adjustments, including price-based adjustments upon the issuance of additional shares of common stock (subject to customary exemptions), stock splits, stock dividends, combinations, recapitalizations, reorganizations, and similar transactions.

Other Rights	For so long as at least 3,895,445 shares of preferred stock (as adjusted) remain outstanding, certain actions require the consent of the requisite holders of the preferred stock, voting as a separate class, including, among others: liquidations, mergers, other Deemed Liquidation Events below a stated aggregate proceeds threshold; disproportionately adverse amendments to the certificate or bylaws; increasing the authorized number of any existing series of preferred stock; certain dividends, redemptions, and repurchases; and incurrence of indebtedness or creation of liens above specified thresholds, subject to stated exceptions. In addition, for so long as at least 271,216 shares of Series A preferred stock (as adjusted) remain outstanding, certain actions require the separate consent of the Series A majority, including liquidations, mergers, Deemed Liquidation Events; amendments adversely affecting the Series A Preferred Stock; the creation or issuance of capital stock that does not rank junior or pari passu to the Series A preferred stock; and certain interested party transactions above specified thresholds. A "Deemed Liquidation Event" is an event treated as if the company were liquidating, even if it is not formally dissolving. These events generally include mergers, the sale of all or substantially all of our assets, or a change in who controls the company. However, these events will not be treated as a Deemed Liquidation Event if a required percentage of the preferred stockholders vote to approve them as such. Following certain Deemed Liquidation Events, if the company does not dissolve, a required percentage of preferred stockholders can force the company to redeem their preferred stock using the proceeds from the event, as permitted by Delaware law.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFEs will convert into a new series of Preferred Stock. The existing Preferred Stock has dividend, liquidation, conversion, and other rights that are senior to the rights of the Common Stock and may be senior to or otherwise adversely affect the rights of the securities issuable upon conversion of the SAFE. These rights could reduce the value of the securities received by SAFE investors.

Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.96%

Type	Serie Seed-2 Preferred Stock
Amount Outstanding	18,595
Par Value Per Share	0.0001
Voting Rights	Holders of preferred stock vote together with the Common Stock on an as-converted to Class A Common Stock basis.
Anti-Dilution Rights	The certificate of incorporation provides for customary anti-dilution adjustments, including price-based adjustments upon the issuance of additional shares of common stock (subject to customary exemptions), stock splits, stock dividends, combinations, recapitalizations, reorganizations, and similar transactions.
Other Rights	For so long as at least 3,895,445 shares of preferred stock (as adjusted) remain outstanding, certain actions require the consent of the requisite holders of the preferred stock, voting as a separate class, including, among others: liquidations, mergers, other Deemed Liquidation Events below a stated aggregate proceeds threshold; disproportionately adverse amendments to the certificate or bylaws; increasing the authorized number of any existing series of preferred stock; certain dividends, redemptions, and repurchases; and incurrence of indebtedness or creation of liens above specified thresholds, subject to stated exceptions. In addition, for so long as at least 271,216 shares of Series A preferred stock (as adjusted) remain outstanding, certain actions require the separate consent of the Series A majority, including liquidations, mergers, Deemed Liquidation Events; amendments adversely affecting the Series A Preferred Stock; the creation or issuance of capital stock that does not rank junior or pari passu to the Series A preferred stock; and certain interested party transactions above specified thresholds.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFEs will convert into a new series of Preferred Stock. The existing Preferred Stock has dividend, liquidation, conversion, and other rights that are senior to the rights of the Common Stock and may be senior to or otherwise adversely affect the rights of the securities issuable upon conversion of the SAFE. These rights could reduce the value of the securities received by SAFE investors.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.06%

Type	Serie Seed-3 Preferred Stock
Amount Outstanding	1,041,637
Par Value Per Share	0.0001
Voting Rights	Holders of preferred stock vote together with the Common Stock on an as-converted to Class A Common Stock basis.
Anti-Dilution Rights	The certificate of incorporation provides for customary anti-dilution adjustments, including price-based adjustments upon the issuance of additional shares of common stock (subject to customary exemptions), stock splits, stock dividends, combinations, recapitalizations, reorganizations, and similar transactions.
Other Rights	For so long as at least 3,895,445 shares of preferred stock (as adjusted) remain outstanding, certain actions require the consent of the requisite holders of the preferred stock, voting as a separate class, including, among others: liquidations, mergers, other Deemed Liquidation Events below a stated aggregate proceeds threshold; disproportionately adverse amendments to the certificate or bylaws; increasing the authorized number of any existing series of preferred stock; certain dividends, redemptions, and repurchases; and incurrence of indebtedness or creation of liens above specified thresholds, subject to stated exceptions. In addition, for so long as at least 271,216 shares of Series A preferred stock (as adjusted) remain outstanding, certain actions require the separate consent of the Series A majority, including liquidations, mergers, Deemed Liquidation Events; amendments adversely affecting the Series A Preferred Stock; the creation or issuance of capital stock that does not rank junior or pari passu to the Series A preferred stock; and certain interested party transactions above specified thresholds.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFEs will convert into a new series of Preferred Stock. The existing Preferred Stock has dividend, liquidation, conversion, and other rights that are senior to the rights of the Common Stock and may be senior to or otherwise adversely affect the rights of the securities issuable upon conversion of the SAFE. These rights could reduce the value of the securities received by SAFE investors.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.27%

Type	Serie Seed-4 Preferred Stock
Amount Outstanding	1,839,138
Par Value Per Share	0.0001
Voting Rights	Holders of preferred stock vote together with the Common Stock on an as-converted to Class A Common Stock basis.
Anti-Dilution Rights	The certificate of incorporation provides for customary anti-dilution adjustments, including price-based adjustments upon the issuance of additional shares of common stock (subject to customary exemptions), stock splits, stock dividends, combinations, recapitalizations, reorganizations, and similar transactions.
Other Rights	For so long as at least 3,895,445 shares of preferred stock (as adjusted) remain outstanding, certain actions require the consent of the requisite holders of the preferred stock, voting as a separate class, including, among others: liquidations, mergers, other Deemed Liquidation Events below a stated aggregate proceeds threshold; disproportionately adverse amendments to the certificate or bylaws; increasing the authorized number of any existing series of preferred stock; certain dividends, redemptions, and repurchases; and incurrence of indebtedness or creation of liens above specified thresholds, subject to stated exceptions. In addition, for so long as at least 271,216 shares of Series A preferred stock (as adjusted) remain outstanding, certain actions require the separate consent of the Series A majority, including liquidations, mergers, Deemed Liquidation Events; amendments adversely affecting the Series A Preferred Stock; the creation or issuance of capital stock that does not rank junior or pari passu to the Series A preferred stock; and certain interested party transactions above specified thresholds.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFEs will convert into a new series of Preferred Stock. The existing Preferred Stock has dividend, liquidation, conversion, and other rights that are senior to the rights of the Common Stock and may be senior to or otherwise adversely affect the rights of the securities issuable upon conversion of the SAFE. These rights could reduce the value of the securities received by SAFE investors.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.78%

Type	Serie A Preferred Stock
Amount Outstanding	1,084,865
Par Value Per Share	0.0001
Voting Rights	Holders of preferred stock vote together with the Common Stock on an as-converted to Class A Common Stock basis.
Anti-Dilution Rights	The certificate of incorporation provides for customary anti-dilution adjustments, including price-based adjustments upon the issuance of additional shares of common stock (subject to customary exemptions), stock splits, stock dividends, combinations, recapitalizations, reorganizations, and similar transactions.
Other Rights	For so long as at least 3,895,445 shares of preferred stock (as adjusted) remain outstanding, certain actions require the consent of the requisite holders of the preferred stock, voting as a separate class, including, among others: liquidations, mergers, other Deemed Liquidation Events below a stated aggregate proceeds threshold; disproportionately adverse amendments to the certificate or bylaws; increasing the authorized number of any existing series of preferred stock; certain dividends, redemptions, and repurchases; and incurrence of indebtedness or creation of liens above specified thresholds, subject to stated exceptions. In addition, for so long as at least 271,216 shares of Series A preferred stock (as adjusted) remain outstanding, certain actions require the separate consent of the Series A majority, including liquidations, mergers, Deemed Liquidation Events; amendments adversely affecting the Series A Preferred Stock; the creation or issuance of capital stock that does not rank junior or pari passu to the Series A preferred stock; and certain interested party transactions above specified thresholds.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFEs will convert into a new series of Preferred Stock. The existing Preferred Stock has dividend, liquidation, conversion, and other rights that are senior to the rights of the Common Stock and may be senior to or otherwise adversely affect the rights of the securities issuable upon conversion of the SAFE. These rights could reduce the value of the securities received by SAFE investors.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.41%

Outstanding Options, SAFEs, Convertible Notes, and Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Convertible Notes (2025B-01)
Face Value	$1,118,333.33
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	12% simple interest; no prepayment; maturity is 18 months after September 3, 2025
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.9%

Type	Convertible Notes (2025C-01)
Face Value	$536,118
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	6% simple interest; no prepayment; maturity is 18 months after October 24, 2025
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.0%

Type	Convertible Notes (2024A-04)
Face Value	$11,183.33
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	6% simple interest; no prepayment; maturity is 18 months after May 23, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.02%

Type	Convertible Notes (2024A-02)
Face Value	$559,166.67
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	6% simple interest; no prepayment; maturity is 18 months after May 23, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.0%

Type	Convertible Notes (2024A-01)
Face Value	$559,166.67
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	6% simple interest; no prepayment; maturity is 18 months after May 23, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.0%

Type	Convertible Notes (2024A-03)
Face Value	$100,650
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	6% simple interest; no prepayment; maturity is 18 months after May 23, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.17%

Type	Convertible Notes (2025A-01)
Face Value	$1,789,333.33
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	12% simple interest; no prepayment; maturity is 18 months after February 20, 2025
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.0%

Type	Convertible Notes (2024B-02)
Face Value	$428,170.63
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	6% simple interest; no prepayment; maturity is 18 months after October 29, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.73%

The Issuer has an Equity Incentive Plan in place with 3,310,347 shares of common stock reserved for issuance to Directors, Officers, employees, and consultants. There have been an aggregate of 2,790,627 shares granted under the Equity Incentive Plan, as of December 31, 2024. from the equity incentive plan and 519,720 shares remain available for issuance.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Term Loan
Creditor	Western Alliance Bank, an Arizona Corporation
Amount Outstanding	$7,500,000.00
Interest Rate and Amortization Schedule	Prime Rate + 0.25% (1)
Description of Collateral	All personal property of Company whether presently existing or hereafter created or acquired, and wherever located, including, but not limited to: (a) all accounts (including health-care-insurance receivables), chattel paper (including tangible and electronic chattel paper), deposit accounts, documents (including negotiable documents), equipment (including all accessions and additions thereto), intellectual property collateral and other general intangibles (including payment intangibles and software), goods (including fixtures), instruments (including promissory notes), inventory (including all goods held for sale or lease or to be furnished under a contract of service, and including returns and repossessions), investment property (including securities and securities entitlements), letter of credit rights, money, and all of Debtor's books and records with respect to any of the foregoing, and the computers and equipment containing said books and records; and (b) any and all cash proceeds and/or noncash proceeds of any of the foregoing, including, without limitation, insurance proceeds, and all supporting obligations and the security therefor or for any right to payment. All terms above have the meanings given to them in the California Uniform Commercial Code, as amended or supplemented from time to time.
Other Material Terms	None
Maturity Date	September 10, 2026
Date Entered Into	September 30, 2022

(1) "Prime Rate" means the greater of (a) six and one-quarter of one percent (6.25%), or (b) the Prime Rate published in the Money Rates section of the Western Edition of The Wall Street Journal, or such other rate of interest publicly announced from time to time by Bank as its Prime Rate.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Holder	No. and Class of Securities Now Held	Percentage of Voting Power Prior to Offering
Tom Adams	10,795,787 shares of Class A Common Stock, 22,245 shares of Class C Common Stock, and 919,515 shares of Series Seed-4 Preferred Stock	37.408%
Emerson Collective Investments, LLC	3,806,655 shares of Series Seed-1 Preferred Stock, 1,041,637 shares of Series Seed-3 Preferred Stock, and 919,623 shares of Series Seed-4 Preferred Stock	22.428%

Other Information

We may also offer common stock, preferred stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be common stock, SAFEs, preferred stock, convertible notes, or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our Company that is equal to or may be lower than or higher than the valuation at which securities are being sold in this offering. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this Company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

FINANCIAL CONDITION OF THE ISSUER

Please see the audited financial statements of the Company for the years ended December 31, 2024 and 2023, attached hereto as Exhibit A.

Operations

We are a technology-enabled higher education platform focused on accredited online graduate degrees in business and technology. Through our flagship Quantic School of Business and Technology, or Quantic SBT, and our Valar Institute division, or Valar, we offer interactive, mobile-first, accredited graduate degree programs with an emphasis on measurable learning outcomes, employer recognition, and cost efficiency.

Within the next 12 months the Company plans to expand our portfolio of graduate degree offerings with additional programs focusing on data analytics, AI implementation, and specialized management courses, designed to meet employer demand for technical and leadership skills. Planned program launches include an initial set of seven undergraduate degrees and multiple new graduate programs. The proposed Wyden undergraduate school courses include: (i) Business, (ii) Information Technology and AI, (iii) Data Science, (iv) Data Analytics, (v) Software Engineering, (vi) Cybersecurity, and (vii) Healthcare Administration. Our Quantic and Valar programs will be expanding to include courses in: (i) AI Engineering, (ii) Finance, (iii) Cybersecurity and Risk Management, (iv) Data Science, (v) AI Strategy, (vi) Healthcare Management, and (vii) Communications.

Cash and Cash Equivalents

As of December 31, 2024 the Company had an aggregate of $2,266,229 in cash and cash equivalents, leaving the Company with approximately 8 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

We currently generate revenue through student enrollment and tuition payments. Tuition for current cohorts generally ranges from approximately $14,700 to $24,750, paid directly by students, or employer tuition benefits, merit- or need-based scholarships, and grant funding. For the fiscal year ended December 31, 2024, we generated approximately $20,752,363 in tuition revenue. The Offering proceeds will also have a beneficial effect on our liquidity, as we currently have approximately $1,576,298 in cash and cash equivalents which be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

There are no material changes or other information.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible notes	$1,230,167	$1,230,167	General corporate and working capital	May 23, 2024	Section 4(a)(2)
Convertible notes	$428,171	$428,171	General corporate and working capital	October 29, 2024	Section 4(a)(2)
Convertible notes	$1,789,333	$1,789,333	General corporate and working capital	February 20, 2025	Section 4(a)(2)
Convertible notes	$1,118,334	$1,118,334	General corporate and working capital	September 3, 2025	Section 4(a)(2)
Convertible notes	$536,120	$536,120	General corporate and working capital	October 24, 2025	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time we may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

We maintain relationships with certain entities and individuals that may be deemed related parties, including technology agreements with Pedago and investments from certain stockholders. We structure our related party transactions on arm's-length terms in accordance with our governance procedures. Our business relies on the Pedago Agreement for our access to the Learning Platform which is foundational to our ability to deliver our programs. Pedago is a separate company with common founders, overlapping management, and common stockholders. Quantic and Pedago are parties to an Amended and Restated Master Services Agreement effective January 1, 2024, under which Pedago provides non-academic support services to enable Quantic's programs, including marketing and lead generation, platform hosting and technical operations, payment processing support, HR admin support, and related analytics and compliance support, while Quantic retains control over academics, admissions, curriculum, student services, and accreditation responsibilities. The agreement positions Pedago strictly as a service provider to Quantic, and the parties operate as independent contractors rather than partners or agents of one another. As a result of these relationships, there may be actual or perceived conflicts of interest in negotiating, administering, and enforcing our arrangements with Pedago. While we believe the terms of our arrangements with Pedago are comparable to those that could be obtained on an arm's-length basis, decisions regarding pricing, service levels, and product roadmaps may not always be as favorable as if negotiated with an unaffiliated third party.

Quantic, together with Pedago and Pedago, LLC, is party to a senior secured Loan and Security Agreement with Western Alliance Bank dated September 30, 2022, providing a term loan facility of up to $7,500,000, bearing interest at a floating rate of Prime Rate plus 0.25%, maturing September 10, 2026. The facility is secured by a first-priority lien on substantially all personal property of the borrower group, including intellectual property pursuant to separate IP security agreements, and includes customary fees and bank expenses. The co-borrowers are jointly and severally liable under the agreement.

Since closing, the parties have executed amendments, including a Second Amendment dated July 9, 2024 that deferred six scheduled principal payments (June - November 2024) to December 10, 2024 (interest remained due) and reset the amortization to 22 equal monthly principal installments beginning December 10, 2024. The Second Amendment also updated the Prime Rate definition (minimum 6.25% or the U.S. Prime Rate as quoted in The Wall Street Journal, with a fallback to the Bank's announced Arizona prime rate) and reaffirmed the IP collateral schedules.

The facility includes ongoing financial reporting obligations (monthly and annual financial statements and related deliverables) and performance-to-plan EBITDA covenants, with specified allowable deviations and a framework requiring the parties to set covenant levels for future periods. The agreement is governed by California law with exclusive venue in Santa Clara County, California, and includes a jury trial waiver.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer has certified that with respect to itself, any predecessor, affiliate, director, officer, beneficial owner of 20 percent or more of outstanding voting equity securities, or any person that has been or will be paid remuneration for solicitation of purchasers in connection with this Offering, it is not subject to any bad actor disqualifications, including but not limited to:

(1) A conviction, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of an underwriter, broker, dealer, investment adviser, or funding portal.

(2) Any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act.
No such person is subject to a final order of a state securities commission, authority that supervises or examines banks, savings associations or credit unions, insurance commission , federal banking agency, the FTC, or the National Credit Union.

(3) An order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal, places limitations on the activities, functions or operations of such person, or bars such person from being associated with any entity or from participating in the offering of any penny stock.

(4) Any order of the Commission entered within five years before the filing of this offering statement that orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act, and Section 206(1) of the Investment Advisers Act of 1940, or any other rule or regulation thereunder, or (ii) Section 5 of the Securities Act.

(5) Suspension or expulsion from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association.

(6) Filing, or serving as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

(7) Subject to a United States Postal Service false representation order entered within five years before the filing of this Offering, or subject to a temporary restraining order or preliminary injunction with respect

to conduct alleged to constitute a scheme for obtaining money or property through the mail by means of false representations.

The Issuer is not subject to any of the foregoing matters that would have triggered disqualification but occurred prior to May 16, 2016.

OTHER MATERIAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

ONGOING REPORTING

We will file a report electronically with the SEC annually following the first sale of the Securities, and post the said report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on our website at https://quantic.edu. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached audited financial statements are true and complete in all material respects.

_____
(Signature)

Tom Adams
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
_____ Tom Adams	Co-Founder, Chief Executive Officer, Executive Chairman	
_____ Michael Machen	General Counsel, Vice President of Regulatory Affairs	
_____ William Fisher	Director	
_____ Brian Helman	Director	
_____ Brad Powell	Director	

I, William Fisher, being the Chief Executive Officer of Quantic Holdings, Inc., a Delaware corporation (the "Company"), hereby certifies as of this date that:

The accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2024 and 2023 and the related statements of income (deficit), stockholder's equity and cash flows for the period from the Company's inception to December 31, 2025, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects.

(Signature)

Tom Adams
(Name)

Chief Executive Officer
(Title)

(Date)

EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Form of Security
Exhibit C   Video Transcript
Exhibit D   Omnibus Nominee Trust Agreement
Exhibit E   Custody Agreement

EXHIBIT A

Audited Financial Statements

QUANTIC HOLDINGS, INC.

AUDITED
FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2024 and 2023

TABLE OF CONTENTS

Page

Independent Auditor's Report   1

Financial Statements

Balance Sheets   2
Statements of Operations   3
Statements of Stockholders' Equity   4
Statements of Cash Flows   5
Notes to Financial Statements   6



UHY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Quantic Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Quantic Holdings Inc. (the "Company") as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



UHY LLP

We have served as the Company's auditor since 2022.

Melville, New York

June 10, 2025

QUANTIC HOLDINGS, INC.
BALANCE SHEETS

		December 31,		
		2024		**2023**
Assets				
Current assets:				
Cash and cash equivalents	$	2,266,229	$	4,877,482
Tuition receivable, net		9,558,813		9,850,359
Prepaid expenses and other current assets		46,329		93,695
Receivable from related party		19,849,103		15,504,505
Total current assets		31,720,474		30,326,041
Long term tuition receivable		783,669		942,396
Property and equipment, net		93,055		123,893
Deferred tax asset		-		3,751,890
Total assets	$	32,597,198	$	35,144,220
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	81,465	$	41,979
Accrued expenses and other current liabilities		472,850		942,961
Payable to related party		1,958,993		2,089,096
Deferred tuition revenue		19,751,533		18,996,138
Related party convertible note		1,645,319		-
Total current liabilities		23,910,160		22,070,174
Long term liabilities				
Long term portion of deferred tuition revenue		2,232,155		2,447,893
Total liabilities		26,142,315		24,518,067
Commitments and contingencies				
Stockholders' equity:				
Preferred stock, $0.0001 par value; 7,790,890 shares authorized, issued and oustanding as of December 31, 2024 and 2023		779		779
Common stock, $0.0001 par value; 35,004,994 shares authorized as of December 31, 2024 and 2023; 21,102,152 shares issued and outstanding as of December 31, 2024 and 2023		2,111		2,111
Additional paid-in capital		11,932,869		11,616,721
Accumulated deficit		(5,480,876)		(993,458)
Total stockholders' equity		6,454,883		10,626,153
Total liabilities and stockholders' equity	$	32,597,198	$	35,144,220

The accompanying notes are an integral part of the financial statements.

QUANTIC HOLDINGS, INC.
STATEMENTS OF OPERATIONS

		Year Ended		
		December 31, 2024		**December 31, 2023**
Revenues				
Tuition revenue	$	22,091,144	$	22,507,659
Other revenue		512,701		414,995
Total revenues		22,603,845		22,922,654
Costs and expenses				
Cost of revenue		4,280,018		4,382,031
Cost of technology		13,429,172		14,278,390
General and administrative		5,585,901		6,895,777
Total costs and expenses		23,295,091		25,556,198
Loss from operations		(691,246)		(2,633,544)
Other income (expense)				
Interest and other income		16,828		29,302
Interest expense		(54,465)		-
Other expense		-		-
Total other income (expense)		(37,637)		29,302
Net loss before income taxes		(728,883)		(2,604,242)
Provision (benefit) for income taxes		3,758,535		(491,586)
Net loss	$	(4,487,418)	$	(2,112,656)

The accompanying notes are an integral part of the financial statements.

QUANTIC HOLDINGS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2024 and 2023

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance, January 1, 2023	7,790,890	$ 779	21,061,341	$ 2,107	$ 11,233,206	$ 1,119,198	$ 12,355,290
Issuance of preferred stock, net	-	-	-	-	-	-	-
Exercise of options	-	-	40,811	4	15,458	-	15,462
Share-based compensation	-	-	-	-	368,057	-	368,057
Net loss	-	-	-	-	-	(2,112,656)	(2,112,656)
Balance, December 31, 2023	7,790,890	$ 779	21,102,152	$ 2,111	$ 11,616,721	$ (993,458)	$ 10,626,153
Share-based compensation	-	-	-	-	316,148	-	316,148
Net loss	-	-	-	-	-	(4,487,418)	(4,487,418)
Balance, December 31, 2024	7,790,890	$ 779	21,102,152	$ 2,111	$ 11,932,869	$ (5,480,876)	$ 6,454,883

The accompanying notes are an integral part of the financial statements.

QUANTIC HOLDINGS, INC.
STATEMENTS OF CASH FLOWS

| | Year Ended | |
	December 31, 2024	December 31, 2023
Cash flows from operating activities:		
Net loss	$ (4,487,418)	$ (2,112,656)
Adjustments to reconcile net loss to operating cash flows		
Depreciation	45,222	37,514
Share-based compensation	316,148	368,057
Deferred taxes	3,751,890	(498,619)
Changes in operating assets and liabilities		
Tuition receivable	450,273	411,762
Prepaid expenses and other current assets	47,366	312,674
Payable to Related Party	(130,103)	1,638,792
Accounts payable	39,486	(53,358)
Other current liabilities	(470,111)	22,311
Deferred tuition revenue	539,657	(1,663,957)
Net cash provided by (used in) operating activities	102,410	(1,537,480)
Cash flows from investing activities:		
Purchase of property and equipment	(14,384)	(18,883)
Receivable from Related Party	(4,344,598)	-
Net cash used in investing activities	(4,358,982)	(18,883)
Cash flows from financing activities:		
Issuance of convertible notes to related party, net of fees	1,645,319	-
Exercise of options	-	15,462
Net cash provided by financing activities	1,645,319	15,462
Cash and cash equivalents:		
Decrease	(2,611,253)	(1,540,901)
Balance at beginning of period	4,877,482	6,418,383
Balance at end of period	$ 2,266,229	$ 4,877,482

The accompanying notes are an integral part of the financial statements.

Note 1. Organization and Nature of the Business

Organization

Quantic Holdings, Inc. ("Quantic", the "Company") was incorporated in Delaware on October 26, 2021.

Prior to the date of incorporation, Quantic's operations were part of Pedago, LLC ("Pedago"). On October 26, 2021, Pedago performed a series of transactions resulting in the creation and separate ownership of Pedago and Quantic, LLC, as well as the creation of separate holding corporations for each (Pedago Holdings, Inc. and Quantic Holdings, Inc.). Subsequently Quantic, LLC was merged with Quantic Holdings, Inc. The investors of Pedago were provided a pro rata interest in the separate holding corporations.

Nature of the Business

Quantic provides innovative, high quality, online higher education through its accredited institution, Quantic School of Business and Technology. The Institution offers MBA and Executive MBA degrees.

Pedago is a technology platform and support function service provider. Quantic and Pedago entered into a master services agreement ("MSA") whereby Pedago provides non-academic support services to Quantic such as IT, marketing, and admissions support.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Current and deferred income taxes and related tax expense have been determined based on the stand-alone results by applying Accounting Standards Codification ("ASC") 740, Income Taxes, to the Company's operations as if it was a separate taxpayer (i.e., following the separate-return methodology). Additionally, current income taxes payable calculated by the Company in applying the separate return methodology for determining the income tax provision of amounts not attributable to the Quantic Institution are deemed to have been remitted, in cash, and settled through Net Investment from Pedago in the period the related tax expense was recorded.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash consists of funds held in bank accounts. The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

Tuition Receivable and Allowance for Credit Losses

Tuition receivable represents funds owed to the Company in exchange for the educational services that the Company provided to a student. Tuition receivable is recorded at net realizable value. The Company maintains a credit approval process and it makes significant judgments in connection with assessing its customers' ability to pay. Despite this assessment, from time to time, customers are unable to meet their payment obligations. The Company continuously monitors its customers' credit worthiness and use its judgment in establishing a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that it has identified. A significant change in the liquidity or financial position of its customers could have a material adverse impact on the collectability of accounts receivable and the Company's future operating results.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Computer equipment	5 years

Impairment of Long-lived Assets

The Company continually evaluates whether events and circumstances have occurred which would indicate remaining estimated useful lives of long-lived assets may warrant revision or which would indicate remaining balance of long-lived assets may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the carrying value of the asset exceeds the estimated undiscounted future cash flows, a loss is recorded to the extent the asset's carrying value exceeds its fair value.

Revenue Recognition

The Company's revenues primarily consist of tuition revenue arising from educational services provided in the form of online courses and access to the Company's education platform. Tuition revenue represents costs to the Company's students for educational services provided and are reflected net of scholarships and tuition discounts.

Revenue is recognized when control of promised services is transferred. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these services. To achieve this, the Company applies the following five steps:

1) Identify the contract with the customer - The Company determines a contract with a customer to exist when the contract is approved, each party's rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience if available.

2) Identify the performance obligations in the contract - Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. Performance obligations include the education cohort (a group of students in the same program) and access to the Quantic education platform throughout the course period.

3)   Determine the transaction price - The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. None of the Company's contracts contain a significant financing component.

4)   Allocate the transaction price to performance obligations in the contract - Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation's relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers and observable market prices.

5)   Recognize revenue when or as performance obligations are satisfied - Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those services. The Company has a stand ready obligation to deliver its services throughout the requisite contract period. As such, the Company recognizes revenues on a straight-line basis as it satisfies the performance obligation over the length of the course.

If a student withdraws from the course prior to the completion of the cohort term, the Company refunds the portion of tuition and fees already paid that, pursuant to the Company's refund policy and applicable federal and state law and accrediting agency standards, the Company is not entitled to retain. Generally, the amount to be refunded to a student is calculated based upon the percent of the term attended and the amount of tuition and fees paid by the student as of their withdrawal date. Students are typically entitled to a partial refund until approximately halfway through their term. Pursuant to the Company's policy, once a student reaches the point in the term where no refund is given, the student would not have a refund due if withdrawing from the course subsequent to that date. Management reassesses collectability when a student withdraws from the course and has unpaid tuition charges for the current term which the Company is entitled to retain per the applicable refund policy. Such unpaid charges generally do not meet the threshold of reasonably collectible and are recognized as revenue in accordance with ASC Topic 606 when cash is received and the contract is terminated and neither party has further performance obligations.

Contract Assets and Liabilities

Tuition receivable is recorded at the invoiced amount, net of an allowance for doubtful accounts in the period that the Company's right to consideration is unconditional. Payment terms on invoiced amounts are typically 30-60 days. The timing of revenue recognition may differ from the timing of invoicing to customers. If revenue is recognized prior to the Company's unconditional right to consideration, a contract asset is recorded. Deferred revenue consists of cash payments received in advance of performance obligations being delivered and is recorded as current or noncurrent based on the related period in which services will be provided. Revenue recognized during the years ended December 31, 2024 and 2023 from amounts included in deferred revenue as of December 31, 2023 and 2022, was $14,752,738 and $16,516,571, respectively.

Cost of Revenues

Cost of revenues includes costs incurred for program operations, student support staff, and student events. Cost of technology is the service fee to Pedago for related party services provided.

General and Administrative

General and administrative expenses include executive and administrative compensation, employee benefits, depreciation, professional services fees, insurance costs, and other general overhead costs.

Share-Based Compensation

The Company recognizes all forms of share-based payments, including stock options and stock grants, at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest.

Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized on a straight-line basis over the requisite service period for the award.

For modification of share-based payment awards, the Company records the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. In addition, the Company records the remaining unrecognized compensation cost for the original cost for the original award on the modification date over the remaining vesting period for unvested awards.

Calculating stock-based compensation requires the input of highly subjective assumptions, including the expected term of the stock-based awards and stock price volatility. The Company estimates expected life of stock options granted based on the simplified method which, the Company believes, is representative of future behavior. The Company estimates volatility of the common stock on the date of grant based on the historical volatility of comparable companies in the industry. The Company selected the risk-free interest rate based on yields from United States Treasury zero-coupon issues for a term consistent with the expected life of the awards.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, net operating losses, tax credit and other carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates when the assets and liabilities are expected to be realized or settled. The Company regularly reviews deferred tax assets for realizability and establishes valuation allowances based on available evidence including historical operating losses, projected future taxable income, expected timing of the reversals of existing temporary differences, and appropriate tax planning strategies. If the Company's assessment of the realizability of a deferred tax asset changes, an increase to a valuation allowance will result in a reduction of net earnings at that time, while the reduction of a valuation allowance will result in an increase of net earnings at that time.

The Company follows ASC Topic 740-10-65-1 in accounting for uncertainty in income taxes by prescribing rules for recognition, measurement, and classification in financial statements of tax positions taken or expected to be in a tax return. This prescribes a two-step process for the financial statement measurement and recognition of a tax position. The first step involves the determination of whether it is more likely than not (greater than 50 percent likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is a greater than 50 percent likelihood of being realized upon ultimate settlement. This topic also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The Company's policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2024.

Concentration of Credit Risk

The Company places its cash and cash equivalents with high-credit-quality financial institutions in accounts that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The amounts over the federally insured limits as of December 31, 2024 was approximately $138,400. No losses have been incurred to date on any deposit balances.

No customer accounted for more than 10% of sales or accounts receivable in the periods presented in the accompanying financial statements.

Note 3. Property and Equipment

Property and equipment consists of the following:

| | As of December 31, | |
	2024	2023
Computer equipment	$ 258,390	$ 246,400
Less accumulated depreciation	(165,335)	(122,507)
Property and equipment, net	$ 93,055	$ 123,893

Depreciation expense related to property and equipment was $45,222 and $37,514 for the years ended December 31, 2024 and 2023, respectively.

Note 4. Capital Stock

Common Stock

The Company has the authority to issue up to 35,004,994 shares of $0.0001 par value common stock in accordance with the Certificate of Incorporation. Holders of the Company's common stock are entitled to one vote for each share. As of December 31, 2024, 21,102,152 shares of common stock were issued and outstanding.

Preferred Stock

The Company has the authority to issue up to 7,790,890 shares of $0.0001 par value preferred stock. Each share of preferred stock is convertible into shares of common stock at an initial conversion price that is equal to the original issue price of the preferred stock. Holders of the Company's preferred stock are entitled to the number of votes on an as-if-converted basis in the same form as our common stock.

As of December 31, 2024, 7,790,890 shares of preferred stock were issued and outstanding.

The characteristics of the Company's preferred stock are as follows:

Dividend
The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of such series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corp Company, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend

on the class or series of capital stock that would result in the highest dividend to the holders of each series of Preferred Stock.

Voting rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Conversion rights

The holders of Preferred Stock have conversion rights. Each share of Preferred Stock is convertible, at the option of the holder without the payment of additional consideration by the holder, into such number of fully paid and non assessable share of common stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price. The Conversion Price shall initially be equal to the applicable Original Issue Price and subject to adjustments. Certain events can trigger automatic conversion of preferred stock into common stock at conversion price determined as per formula prescribed in the constitution document.

Mandatory conversion

Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, valuing the Company at least $50,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Majority (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant conversion rights above and (ii) such shares may not be reissued by the Corporation.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation or deemed liquidation event, the holders of shares of each series of preferred stock then outstanding shall be entitled to be paid out of the assets of the corporation available for distribution to its stockholders before any payment shall be made to the holders of common stock. The liquidation preference for December 31, 2024 and 2023 is as follows:

Series Seed-1	$	1,632,674
Series Seed-2		12,573
Series Seed-3		735,833
Series Seed-4		1,577,613
Series A		6,709,999
Total	$	10,668,692

Note 5. Stock Based Compensation

On October 26, 2021, the 2021 Equity Incentive Plan (the "Plan") was approved. On February 7, 2022, in conjunction with the preferred stock issuance, the Plan was amended to increase the number of authorized stock options to 3,310,347. As of December 31, 2024, there were 1,941,197 options outstanding under these plans and 98,483 options available for future issuance. Both Incentive Stock Options and Non-Qualified Stock Options expire ten years from the date of the grant.

The fair value for options and share awards granted under the stock option plan was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions for grants:

	2024	2023
Risk-free interest rate	4.3% - 4.3%	3.4% - 4.4%
Expected life	5-6 years	4 - 6 years
Expected volatility	40%	54%
Expected dividend yield	0%	0%

The following table summarizes the stock option activity under the Plan:

	Total Options Outstanding
Total options outstanding, December 31, 2022	2,546,052
Options granted	329,447
Options forfeited	(324,398)
Options expired (vested)	(359,957)
Options exercised	(40,811)
Total options outstanding, December 31, 2023	2,150,333
Options granted	341,254
Options forfeited	319,948
Options expired (vested)	238,875
Options exercised	-
Total options outstanding, December 31, 2024	3,050,410
Options exercisable at December 31, 2023	1,157,159
Options exercisable at December 31, 2024	2,790,627

The following table summarizes the Company's non-vested stock options:

	Number of Shares
Non-vested options, December 31, 2022	1,637,510
Options granted	329,447
Options vested	(649,385)
Options forfeited	(324,398)
Non-vested options, December 31, 2023	993,174
Options granted	341,254
Options vested	(1,007,807)
Options forfeited	(66,838)
Non-vested options, December 31, 2024	259,783

For the years ended December 31, 2024 and 2023, stock compensation expense totaled $316,148 and $368,057, respectively. As of December 31, 2024, there was $104,466 of unrecognized stock compensation expense related to non-vested share-based compensation arrangements that is expected to be recognized over a weighted-average period of 0.14 years.

Note 6. Commitments and Contingencies

There are no legal proceedings to which the Company is a party that are reasonably expected to be material to the Company's business or financial condition. From time to time, the Company may be involved in other disputes or regulatory inquiries that arise in the ordinary course of business. The number and significance of these disputes and inquiries may increase as the Company's business expands. Any claims or regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources.

Note 7. Related Party Transactions

The Company has a corporate service agreement with Pedago. Under the terms of the agreement, the Company pays a monthly fee to Pedago for various technological, marketing, promotional, development and support services from Pedago. Such fee is based on the number of active students in the Programs on the first day of each month and to the extent of available gross revenue a payment equal to 40% of the gross revenue. The total cost of these services for the years ended December 31, 2024 and December 31, 2023 was $13,429,172 and $14,278,390, respectively.

As of December 31, 2024 and 2023, the Company had a related party payable due to Pedago amounting to $1,958,993 and $2,089,096, respectively.

The Company is also entitled to receive payments from Pedago which represent the tuition payments collected by Pedago prior to October 26, 2021 for performance obligations incurred after October 21, 2021. These payments are secured by Pedago's Intellectual Property and amount to $15,504,505 as of December 31, 2024 and 2023. In addition, the Company had $4,344,598 receivable from Pedago as of December 31, 2024.

On September 30, 2022, the Company and Pedago, as co-borrowers, entered into a Term Advance Facility with Western Alliance Bank up to $7,500,000. The payments under the Term Advance Facility are interest-only until April 10, 2024 and its maturity date is September 10, 2026. Pedago's principal and interest outstanding as of December 31, 2024 and 2023 was $6,681,818 and $7,500,000, respectively.

Note 8. Convertible Notes Payable Related Party

On May 23, 2024, Quantic issued convertible promissory notes (the "Notes") for an aggregate principal of $1,230,167 issued in a series of multiple closings to certain persons and entities (collectively, the "Holders"). The Note bears interest at 6% per annum. All unpaid interest and principal shall be due and payable upon request of the holders of two-thirds of the outstanding principal amount of the Notes (the "Investor Supermajority") on or after the 18-month anniversary of the date that the first Note in the Note Series was issued, November 23, 2025 ("Maturity Date"). On October 29, 2024, Quantic issued an additional Note for an aggregate principal $428,170 with the same interest, maturity date and conditions as the other Notes.

In the event that the Company issues and sells shares of its preferred stock to investors (the "Investors") while the Notes remains outstanding in an equity financing with total proceeds to the Company of not less than $10,000,000 (excluding the conversion of the Notes) (a "Qualified Financing"), then the outstanding principal amount of the Notes and any unpaid accrued interest shall automatically convert in whole without any further action by the Holders into preferred stock sold in the Qualified Financing at a conversion price per share equal to the cash price paid per share for preferred stock by the Investors in the Qualified Financing multiplied by 0.75. In the event that the Notes remains outstanding on the Maturity Date, then the outstanding principal balance of the Notes and any unpaid accrued interest shall, upon the election of the Investor Supermajority, convert as of the date specified by the Investor Supermajority into shares of the Company's then most senior series of preferred stock at a conversion price per share equal to the quotient resulting from dividing $100,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Maturity Date.

As of December 31, 2024, the Notes outstanding principal balance was $1,658,337. Accrued interest related to the Notes was $49,327 at December 31, 2024 and is included in accrued expenses and other current liabilities line in the financial statements.

The Company recorded interest expense pursuant to the stated interest rates on the Notes in the amount of $49,327 the year ended December 31, 2024.

Upon execution of the Notes, the Company incurred initial up-front commitment fees and issuance costs of $18,156. The unamortized balance as of December 31, 2024 was $13,018 which is deducted from the principal balance of the debt. The fees are being amortized to interest expense on a straight-line basis over the term of the loan. The amount of amortization included in interest expense for the year ended December 31, 2024 is $5,138.

Note 9. Income Taxes

The Company's tax expense for the years ended December 31, 2024 and 2023 is shown in the table below:

| | For the year ended December 31, | |
	2024	2023
Current		
Federal	$ -	$ -
State	6,645	7,033
Foreign	-	-
Deferred		
Federal	3,482,577	(524,356)
State	269,313	25,737
Foreign	-	-
Total tax expense	$ 3,758,535	$ (491,586)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized for financial reporting, and the amount recognized for income tax purposes.

The significant components of deferred tax assets and liabilities as of December 31, 2024 and 2023 is shown in the table below:

| | As of December 31, | |
	2024	2023
Deferred tax assets		
Accrued vacation	$ 64,143	$ 63,373
Other accruals	25,962	96,543
Deferred revenue	1,702,229	1,867,794
Intangible Assets	26,475	29,069
NQSOs	127,619	85,547
Federal NOL	3,092,108	2,992,493
State NOLs	239,019	237,076
Total gross deferred tax assets	5,277,555	5,371,895
Less: Valuation allowance	(3,865,298)	-
Total deferred tax assets	1,412,257	5,371,895
Deferred tax liabilities		
Depreciation	(9,907)	(14,041)
Tuition Receivable	(1,402,350)	(1,605,964)
Total gross deferred tax liabilities	(1,412,257)	(1,620,005)
Net deferred tax assets	$ -	$ 3,751,890

As of December 31, 2024, the Company had $14.7 million of federal and $3.9 million of state net operating loss carryforwards. The federal net operating loss carryforwards do not expire, but will be limited to offset 80% of taxable income. State net operating loss carryforwards consist of $1.1 million of losses that do not expire but are limited to offset 80% of taxable income, and the remaining $2.8 million expire at various dates beginning in 2031.

The ultimate realization of deferred tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those temporary differences become deductible. Management considers scheduled reversal of the valuation allowance on deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences. Therefore, the Company recorded a 100% valuation allowance against all deferred tax assets as of December 31, 2024.

The Company has not identified any uncertain tax positions as of December 31, 2024.

As the Company filed its initial corporate tax returns in 2021, they have not been notified and is not currently under examination by the IRS, state and local or foreign tax authorities. With respect to the IRS, the statute of limitations generally expires 3 years from the later of the date the return is filed or is due. The statute on the net operating loss carryforward does not commence until it is utilized. State and local jurisdictions where the Company files income tax returns, generally expire 3 or 4 years from the later of the date the return is filed or is due.

Note 10. Subsequent Events

The Company has evaluated subsequent events and transactions through June 10, 2025, the date the financial statements were available for issuance, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

QUANTIC HOLDINGS, INC.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by _______ (the "**Investor**") of $________ (the "**Purchase Amount**") on or about ________, 2026, Quantic Holdings, Inc., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Pre-Money Valuation Cap**" is $53,680,000. See Section 2 for certain additional defined terms.

1. Events

(a) **Equity Financing Event**. If an Equity Financing (defined below) occurs before this instrument terminates in accordance with Sections 1(b)-(d), the Issuer shall promptly notify the Investor of the closing, or anticipated closing, of the Equity Financing and issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Equity Financing, subject to the terms of this Section 1. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**Equity Financing Price**," as defined below).

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE (whether pursuant to Sections 1(a), (c) or (e)), the holder of this SAFE will automatically be entitled (subject to the liquidation priority set forth below in Section 1(d)) to receive a portion of Proceeds, due and payable to the holder of this SAFE immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the **greater of** (1) the Purchase Amount (or a lesser amount as described below) (the "**Cash-Out Amount**") or (2) the amount payable on the number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price (the "**Conversion

Amount"), provided, however, if the Liquidity Event is a Direct Listing or an IPO, then the Investor shall automatically receive from the Company a number of shares of Capital Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Notwithstanding the foregoing, if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the holder of this SAFE pursuant to this Section 1(b) would violate applicable law, rule or regulation, then the Issuer shall deliver to the holder of this SAFE in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event (defined below) before termination of this SAFE, this SAFE's holder will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds (defined below) equal to the Cash-Out Amount, due and payable to the holder of this SAFE immediately before the consummation of the Dissolution Event.

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The holder of this SAFE's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stockholders in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The holder of this SAFE's rights to receive their Conversion Amount is (A) on par with payments for Common Stock and other SAFEs (whether this Series of SAFEs or alternative SAFEs) and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**. This SAFE automatically terminates (without relieving the Issuer or holder of this SAFE of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the holder of this SAFE pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the holder of this SAFE pursuant to Section 1(b) or Section 1(c) as subject to Section 1(d).

2.   Definitions

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of

1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means Class A common stock, par value $0.0001 per share, of the Issuer.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Custodian**" means Brassica Trust Company LLC and its successors and assigns.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $6,000,000 in cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is less than or equal to the Pre-Money Valuation Cap, the lowest price per share of the Equity Securities sold in the Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is greater than the Pre-Money Valuation Cap, the SAFE Price.

"**Equity Securities**" shall mean Capital Stock (whether Common Stock or Preferred Stock), any other capital or profits interest of the Issuer, or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) the Unissued Option Pool; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control, a Direct Listing, or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed 180 days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Preferred Stock price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Reg. CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Issuer plan.

3.   Custodian; Securities Entitlement

(a)   The Issuer and the Investor appoints and authorizes the Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon acceptance of the SAFE, the Issuer shall issue and deliver the SAFE to the Custodian, who shall solely hold such SAFE and any securities that may be issued upon conversion thereof for the benefit of the Investor and shall be a "protected purchaser" of such SAFE within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book-entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the SAFE and any securities that may be issued upon conversion thereof equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the SAFE in the Offering.

(b)   Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's SAFE and any securities that may be issued upon conversion thereof to any of its affiliates or to its successors and assigns, whether by merger, consolidation or otherwise, in each case, without the consent of the Investor or the Issuer. Investor acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

4.   Issuer Representations, Warranties and Covenants

The Issuer represents, warrants, and covenants to the Investor and the Intermediary as follows:

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**ICA**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the ICA, (iii) not disqualified from selling securities under Rule 503(a) of Reg. CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer hereby authorizes the Custodian to hold this SAFE and the securities issuable upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investors, which shall be in uncertificated form. The Issuer agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

5.   **Investor Representations, Warranties, and Covenants**

The Investor represents, warrants and covenants to the Issuer, the Issuer's representatives and agents, and Intermediary, as follows:

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable per its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities (collectively, the "**Securities**") have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that the Securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Reg. CF, in which case certain state transfer restrictions may apply.

(c)   The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing the Securities in compliance with, the investment limitations set forth in Rule 100(a)(2) of Reg. CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the Securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the Securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the Securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that the Securities provide the Investor no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the Securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the Securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Securities, or any securities convertible or issuable therefrom, is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Issuer. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Securities, or any securities convertible or issuable therefrom, to a party subject to U.S. or other applicable sanctions.

(i)　　　If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Securities, or any securities convertible or issuable therefrom, will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Securities, or any securities convertible or issuable therefrom; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities, or any securities convertible or issuable therefrom. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Securities, or any securities convertible or issuable therefrom, (and the Investor's beneficial interest therein) and the underlying securities.

(j)　　　If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)　　　The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Issuer questions about its business plans, "Risk Factors," and all other information presented in the offering documents related to this transaction.

(l)　　　The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(m)　　　This SAFE has been duly authorized, executed and delivered by the Investor and, upon due authorization, execution and delivery by the Issuer, will constitute the valid and legally binding agreement of the Investor enforceable in accordance with its terms against the Investor, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and remedies, as from time to time in effect; (ii) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iii) considerations of public policy or the effect of applicable law relating to fiduciary duties.

(n)   Investor directs the Issuer to issue the Securities that are ultimately issued pursuant to this SAFE in the name of the Custodian, and the Investor acknowledges and agrees that the Custodian will hold the Securities in registered form in its for the benefit of the Investors, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between the Investor and the Custodian, Custodian may take direction from the Lead (as defined below) who will act on behalf of the Investors, and the Issuer, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

(o)   The Investor will maintain an account in good standing with Custodian pursuant to a valid and binding Custody Account Agreement. To the extent any of the provisions of such Custody Account Agreement contradict this instrument, the Custody Account Agreement shall be provided precedence.

(p)   The Investor agrees any action contemplated by this instrument and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor or the Custodian as Investor's agent.

6.   **Transfer Restrictions**.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   If the Investor intends to transfer the SAFE ("**Transfer**"), the party accepting transfer ("**Transferee**") must pass and continue to comply with any applicable know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and, at the Issuer's sole determination, execute an Omnibus Nominee Trust Agreement, provided in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute an Omnibus Nominee Trust Agreement contemporaneously with the Transfer, if determined necessary in the Issuer's sole discretion, may render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(f)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7.   Tokenization and Fractionalization

(a)   The Issuer has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Issuer or an entitlement order to a securities intermediary holding this SAFE on behalf of others. The Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders.

(b)   The Securities, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Issuer's sole discretion.

8.   Miscellaneous

(a)   The Investor agrees to execute an Omnibus Nominee Agreement contemporaneously and in connection with the purchase of this SAFE. The Investor agrees and understands that the Investor's failure to execute an Omnibus Nominee Agreement contemporaneously with this SAFE may render the SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument.

(c)   Any provision of this SAFE may be amended, waived or modified at the direction of the Chief Executive Officer of the Issuer (the "**Lead**"). The Lead shall act in accordance with the principles of good faith and fair dealing in the performance of their role as Lead.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the Issuer and the Investor; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   Custodian through this SAFE and related Omnibus Nominee Agreement entered into between the Investor and Custodian shall be considered legal record holder of the SAFE and any shares of securities convertible thereon, including Capital Stock.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Wilmington, Delaware. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes only this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**ISSUER:**
	QUANTIC HOLDINGS, INC.
By:	By:
Name:	Name: Tom Adams,
	Co-Founder and Chief Executive Officer
Date:	Date:
	Email: tom@quantic.edu
	Address: 251 Little Falls Drive, Wilmington, DE 19808

EXHIBIT C

Video Transcript

Video Script:

0:00: When we started Quantic, online universities were weak alternatives to top traditional schools with low engagement, high dropout rates and poor career outcomes.

0:10: Students were being left with lots of debt and little to show for their investment.

0:16: And we just knew there had to be a better way.

0:21: So we built Quantic into the only accredited AI first university, combining our proprietary education technology with AI driven efficiency.

0:30: And today we deliver a first-rate academic experience that leads to great career outcomes for our proud, high achieving students and alumni.

0:40: And we do that at a fraction of traditional tuition costs.

0:44: Quantic's results speak for themselves.

0:48: We've graduated nearly 20,000 students from over 100 countries, generating over $100 million in total tuition revenue since inception.

0:57: Our global alumni report promotions, career advancement, and meaningful salary gains, often within months of graduating.

1:07: Our selective MBA validates our education model with one of the most demanding segments in higher education.

1:15: And after adding additional business and technology degrees under the Quantic brand.

1:21: We're now moving swiftly to address the broader $18 billion online higher education market.

1:28: And we're doing that with multiple schools and a groundbreaking undergraduate solution.

1:34: The vision behind a zero-cost bachelor is really freeing students up from the financial burdens of an education in the United States and in many countries.

1:45: Education is very expensive and it's been getting more expensive over time, and Quantic is looking to reverse that trend and make it cost-free through a variety of technology improvements and enhancements and public subsidies available.

2:02: We're looking to remove the cost burden to students so that they can progress through their program and reach their career goals.

2:10: Who are we?

2:11: Our founding team built interactive digital learning well before AI burst onto the scene.

2:16: As CEO of Rosetta Stone, I scaled the leading online language learning platform through to its IPO on the New York Stock Exchange.

2:25: Rosetta Stone is going public.

2:26: Rosetta Stone surging.

2:28: Now we're applying those same principles in the AI era, building a multi-school university system to deliver the strongest outcomes across the spectrum of learning.

2:39: Our objective is to provide a clear scale.

2:42: Available path to investor returns while having an outsized impact for millions of students worldwide.

2:48: We built Quantic because education should unlock human potential, not bury it under student debt.

2:54: And if you believe online higher education can be high quality, affordable, effective and global, and that AI can finally make that possible, we'd love to have you join us in building the future of learning.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of _____, 2026, is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any

Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2. Acceptance. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3. Revocation. The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4. Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5. No Beneficial Interest. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth

herein, it being expressly understood that the Nominee shall have no real interest in the Property, except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   Instructions From the Beneficial Owner. Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   Signatures Required. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   Indemnification. The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   Binding Effect. This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.   Governing Law. This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.   Notices. All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.   Termination. This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

Exhibit E

Custody Agreement



BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME: _____ ("CLIENT")

ADDRESS: _____

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's   Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

(v9/24)

1.1. **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. **Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where

BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. **Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms &

Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4.   Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

    i.   Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

    ii.   Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

    i.   Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

    ii.   Custodian will provide Client with a confirmation of the pending transfer.

    iii.   If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

    iv.   If Client separately maintains one or more blockchain-based tokens, including selfcustodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5.   Third-Party Payments. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving   Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6. **API Access.**

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7. **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8. **Acknowledgement of Risks.**

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) Material Risk in Investing in Digital Currencies. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;

(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;

(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;

(4)   SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;

(5)   THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;

(6)   THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;

(7)   THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;

(8)   THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;

(9)   THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND

(10)   ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT

HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NONEXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE

ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General.
The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person

(or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody

Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4. Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5. Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6. Supported Digital Assets. The Custodial Services are available only in connection with those

Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7. **Advanced Protocols.** Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8. **Operation of Digital Asset Protocols.**

(a) Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and

(iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9. **Account Statements.**

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10. **Independent Verification.** If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. **Support and Service Level Agreement.** Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgoservice-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. **Clearing and Settlement Services.**

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

i.   A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

ii.   A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

iii.   A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

iv.   In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v.   Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi.   Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii.   Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii.   Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix.   Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c)   Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d)   Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e)   Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f)   Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1. Company Site and Content. Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and

use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. Website Accuracy. Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. Third-Party or Non-Permissioned Users. Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. Prohibited Use. Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5.   Security; Client Responsibilities.

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets   . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6.   Taxes. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7.   Third Party Providers. Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8. Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1. Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2. Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3. Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1. Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2. **Termination for Breach.** Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. **Suspension, Termination, or Cancellation by Custodian.**

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

   i. Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

   ii. Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

   iii. Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

   iv. Custodian service partners are unable to support Client's use;

   v. Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

   vi. Client fails to pay fees for a period of 90 days; or

   vii. Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. **Effect of Termination.** On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. Early Termination. Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise

its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.

7. REPRESENTATIONS, WARRANTIES, AND COVENANTS.

7.1. By Client. Client represents, warrants, and covenants to Custodian that:

(a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2.   By Custodian. Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3. Notification. Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1. Confidentiality.

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. Privacy. Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. Security. Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. Indemnity. Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. Indemnification Process.

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of

Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. LIMITATIONS OF LIABILITY.

11.1. NO CONSEQUENTIAL DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. LIMITATION ON DIRECT DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES

PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY. THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED ASSETS .

12. MISCELLANEOUS.

12.1. Notice. All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. **Publicity**. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. **Entire Agreement.** This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. **Computer Viruses.** Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. **No Waiver.** The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. **Amendments.** Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. **Assignment.** Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. **Severability.** If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. **Survival.** All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. **Governing Law.** The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. **Force Majeure.** Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. **Relationship of the Parties.** Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[*Remainder of page intentionally left blank. Signature page follows*.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.   _____

By: By:

Name: Name:

Title: Title:

Date: Date:

Address for Notice: Address for Notice:

6216 Pinnacle Place   _____
Suite 101
Sioux Falls, SD 57108   _____
Attn: Legal
Email: legal@bitgo.com   _____

                                                 Attn:
                                                 Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.

- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.

- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.

- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.

- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.

- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or

  Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial

Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking

- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.

- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).

- Anonymous and fictitiously named accounts ● Companies that issue bearer shares.

- Business involved in the sale of narcotics or controlled substances.

- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.

- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.

- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.

- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.

- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT FEE SCHEDULE A AND ADDITIONAL TERMS

   This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I. <u>**Expanded Definition of Services.**</u> Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II. <u>**Fees**</u>**.** The Fees associated with Services for Client are as follows:

 1. **Onboarding Fee.**

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

 2. **Digital Asset Storage Fee and Fixed Monthly Fee.**

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly Asset Storage Fee (subject to overage fees), as set forth below:

Product	Fixed Monthly Storage Fee
Wallet Services (exclusive of NFT holdings)	
Custodial Accounts (exclusive of NFT holdings)	$_____
MMI wallets (exclusive of NFT holdings)	
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	**Basis Points (bps)**
0 to $[_____]	Included as part of the Fixed Monthly Asset Storage Fee
$[_____] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction

---

[1] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3.   Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:
- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	**Basis Points (bps)**
Up to $[_____]	Included as part of the Fixed Monthly Digital Asset Storage Fee
$[_____] and greater	10 bps "Overage Fee"

---

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

4. **NFT Services.**

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

5. **Staking Services Fee.** As described in the additional terms and conditions applicable to Staking Services.

6. **Payment Terms.** Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7. **Initial Payment.** Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8. **Prior Fee Schedules.** In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.   _____

By: _____   By: _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

APPENDIX 1 ADDITIONAL TERMS

I.   **<u>MMI SERVICES</u>**: MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-ofuse/). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II.   **<u>NFT SERVICES</u>**: See https://www.bitgo.com/legal/nft-service-terms

III.   **<u>STAKING SERVICES</u>**: See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and
- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10   Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11   Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12   Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13   Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14   Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15   Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16   Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17   Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party, any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18   Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19   Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.